MAR 3 1

ARS

Visteon®


PROCESSED
APR 05 2004
THOMSON
FINANCIAL

OUR JOURNEY

2003 ANNUAL REPORT

Corporate Profile: Visteon Corporation is a leading full-service supplier that delivers consumer-driven technology solutions to automotive manufacturers worldwide and through multiple channels within the global automotive aftermarket. Visteon has approximately 72,000 employees and a global delivery system of more than 200 technical, manufacturing, sales and service facilities located in 25 countries.

FINANCIAL SUMMARY

(in millions, except per share and headcount data)	Year Ended 2003	2002
Operating Results		
Sales		
Ford and affiliates	**$13,475**	$14,779
Non-Ford sales	**4,185**	3,616
Total sales	**$17,660**	$18,395
Net loss	**(1,213)**	(352)
After-tax special charges included above*	**(947)**	(407)
Other Financial Information		
Cash and marketable securities	**$ 956**	$ 1,278
Cash flows provided by operating activities	**370**	1,101
Research and development expenditures	**903**	902
Capital expenditures	**879**	723
Share Data		
Loss per share	**$ (9.65)**	$ (2.75)
Special charges per share*	**(7.53)**	(3.18)
Dividends per share	**0.24**	0.24
Average diluted shares outstanding	**125.8**	127.7
Employment Headcount (approximate)	**72,000**	77,000

**Special charges relate to restructuring actions, non-cash fixed asset write-downs, an increase in the deferred tax asset valuation allowance, the non-cash write-off of goodwill and other actions, as described on pages 18-19 of this report. Per share amounts are calculated using the fully diluted share amounts set forth above.*


NON-FORD SALES
(dollars in billions)
2.3
3.0
3.2
3.6
4.2
'99
'00
'01
'02
'03
12
16
18
20
24
% of Total Sales

Table of Contents

DEAR SHAREHOLDERS:

The Road Before Us

In mid-2000 when we became a public company and looked out at the road before us, we envisioned a road to success that was slightly smoother than that which we have traveled. As difficult as this journey has been, we have never lost sight of our ultimate destination—to become a profitable, competitive, innovative company focused on helping our customers distinguish their vehicles in the marketplace.

It's been a tough road to be sure. But along the way, we have harnessed the power of our people and processes to build a foundation upon which Visteon can successfully compete.

2003 was a difficult, yet pivotal year for Visteon. One of the most significant events was the signing of new commercial agreements with Ford in December. These agreements include revisions to a number of structural and commercial elements established between Visteon and Ford as part of our spin-off from the automaker.





The most prominent revision was the solution reached with Ford on the post-retirement health care and life insurance benefit obligations related to Visteon-assigned UAW-Ford hourly employees. We are now relieved of about $1.65 billion of an estimated $3 billion obligation. This is a more manageable health care and life insurance benefit obligation, significantly improving our cash flow and investment flexibility.

The agreements were constructive for both companies. They assure Ford that Visteon will be a competitive, high-quality and innovative supplier going forward. Combined with our extensive restructuring actions and tough decisions over the past three years, these agreements have strengthened Visteon's vitality as an independent, global Tier 1 supplier for the benefit of all our customers.

Our balance sheet and liquidity remain solid. We have about $1.3 billion in available, revolving credit facilities. Our strong cash levels throughout 2003 greatly supported our transformation efforts. Capital spending for 2003 was $879 million. Cash provided by operating activities was $370 million for the full year. Inventory levels were down more than $100 million from a year ago. Additionally, we ended the year with $956 million in cash and marketable securities.

Visteon has a strong and deep management team leading this business with intelligence and insight. A key component of improving our competitiveness is leveraging the skills, talent and drive of our people. We're fostering an inclusive and collaborative work environment where employees can contribute to their fullest potential.

Our people's creativity and ability to anticipate market needs and leverage technology give us a competitive advantage. Our engineering and product development teams continue to deliver more efficient, targeted use of our R&D investment. We have been accelerating our throughput of innovative new products through the pipeline to commercialization. New business revenue from products developed within the past 24 months is expected to improve 400 percent in 2004 compared with 2002—while spending levels decline.

With more than 50 first-to-market introductions since spin-off, we have proven ourselves experts at innovation and integration. Delivering breakthrough products that help our customers distinguish their vehicles in an increasingly competitive marketplace has helped us gain new business.

Our non-Ford revenue hit a record $4.2 billion in 2003. This is about 16 percent higher than 2002. Our largest growth has been with Nissan, DaimlerChrysler, Volkswagen, Hyundai and BMW. We're encouraged by the inroads we're making with these and other automakers worldwide.

We start 2004 a stronger company because of all we have done since the spin-off. We have made significant progress on our journey to become a competitive, global Tier 1 automotive supplier.

2004 is our defining year. We have a clear path to increase profitability. We've established the necessary processes to run our business with the speed, focus and discipline required by today's most demanding customers. The road before us will provide challenges and opportunities. Visteon is well-positioned to capitalize on both.

Peter J. Pestillo
Chairman and Chief Executive Officer

Michael F. Johnston
President and Chief Operating Officer



INDEPENDENCE

In 2000, the road before us beckoned. Visteon's strengths matched the prevailing Tier 1 supplier strategy —leverage size and scope, exploit global engineering capabilities and reach, and maximize systems approach and integration. We spun from Ford, going from a captive supplier to an independent company in a highly competitive market. We were 83,000 energized employees focused on providing customers innovative technologies, backed by 3,700 patents worldwide.

While we were spun with a strong balance sheet and heritage, we were operating as we had been accustomed with several business units serving the same customer. Ford accounted for 84 percent of our total sales. Our goal was to capitalize on this business while we expanded our sales to other major automakers around the world.





Mark Weston
Customer Business Group

We earned substantial new business with General Motors, Honda, PSA Peugeot-Citroën, Hyundai, Volkswagen, DaimlerChrysler, Renault and Fiat. To ensure high levels of customer service, Visteon established regional sales offices near customers in Europe, South America and Asia.

The focus on innovation to commercialization brought significant product successes. We were first-to-market with a rear seat, factory-installed DVD system that went into production in General Motors' 2001 mid-sized sport utility vehicles. It was an exciting business win and launch. Our DVD systems enabled us to take in-vehicle entertainment to the next level.

Along with our product successes, we faced some challenges. We began more than $1.6 billion in restructuring and special charges starting with the non-cash asset impairment write-down associated with our glass operations.

Visteon was a company moving from a proud past to a promising future.

The road before us as an independent Tier 1 supplier brought challenges and new opportunities. We embraced both.





BEING CUSTOMER DRIVEN

[illegible] Visteon's continued drive to diversify [illegible] results. We won more than $1 billion in new non-Ford sales. To support this growth, we restructured the organization, creating Customer Business Groups (CBGs), allowing us to be more efficient and focused in our customer relationships. The CBGs manage the full interface with the customer from bid to launch to warranty.

We filled out our management team, bringing people with the skills and entrepreneurial spirit necessary to strengthen our position as an independent supplier. We centralized product development, manufacturing and support functions. In line with our restructured organization, we reduced our salaried workforce accordingly.





Rebecca Paskaramoorthy
InnovationWorks

We aggressively targeted non-Ford business so that we would have less dependence on Ford, not necessarily looking for less volume. Lower volumes came anyway as our largest customer experienced a major falloff in their vehicle production. We felt the reverberations of this and our financial results reflected as much.

By the end of 2001, we had established 11 Focused Factories near our customers' assembly plants, enabling us to respond to customers' needs with just-in-time delivery, configuration-to-order, and ship-in-sequence manufacturing and delivery processes.

Visteon's focus on innovation remained steadfast. We earned more than 400 patents in 2001. Our track record of first-to-market products continued with our Advanced Front Lighting System (AFS) that will be available on vehicles in Europe later this year. AFS varies the length, width and direction of the headlamp beam pattern. When using the low beam, Visteon's adaptive system directs the beam to the exact area that needs illumination, thus enhancing visibility.

[illegible] new customer [illegible] in our efforts to [illegible] and strengthen our [illegible]

TO PROFITABILITY

Realizing we needed more change within our organization to break away from our legacy as a captive supplier, we launched several initiatives in 2002. We developed roadmaps—detailed business cases, work plans, deliverables and performance objectives—for each initiative. We implemented total value management to integrate all our initiatives with a new sense of focus and accountability.

We established product line teams to work with our Customer Business Groups to develop innovative products that were consumer-inspired, market-driven and commercially-focused. Product line strategies were developed to drive new technology investments, creating an optimal balance of evolutionary and revolutionary innovation. As part of the refinement of our product portfolio, we exited the restraint electronics business in 2002.




Richard Vaughan
Interiors Design

Working together with Ford and the European Works Councils, we developed the European Plan for Growth to strengthen our future business performance in the region.

Sales to non-Ford customers steadily increased. In 2002, Visteon won more than $1 billion in net new business with automakers such as Nissan, Hyundai, General Motors, BMW, Volkswagen and DaimlerChrysler. Sales to non-Ford customers totaled 20 percent.

Visteon's balance sheet remained one of the strongest among automotive suppliers. Cash and marketable securities totaled $1.3 billion. We generated more than $1.1 billion in cash flow from operating activities.

2002 brought the launch of an innovative process called negative thermoforming that allowed Visteon to deliver a fully assembled cockpit with quality and craftsmanship, as well as recyclability, for the Nissan Quest. This process provides for improved fit and finish, allowing designers to create sharp, memorable corners, better-defined lines, improved grain definition and the seamless packaging of airbags.

We implemented robust product line strategies, driving a more focused investment in innovative technologies and processes.


A/C
AUTO
MODE
OFF
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MAP
SETTING
DEST
TRIP
ROUTE
VOICE
PAUSE
MUTE
PROG
TYPE
PREV
SEEK/SCAN
TUNE
REW
FF
REAR
AV
INFO
RADIO
CD
FAVORITE
A·B·C
2
3
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6
PUSH
AUDIO
TUNE
PUSH
POWER
VOLUME



BECOMING ONE VISTEON

Increasing the competitiveness of Visteon [illegible] Working together with Ford, we improved the competitiveness of both companies with the signing of new commercial agreements. We also worked collaboratively with Ford and the United Auto Workers to reach a new labor contract. During the UAW-Ford negotiations, we joined with the UAW to begin negotiations for a separate Visteon Supplemental Agreement to enable us to operate more competitively.

The launch of our Visteon Business Operating System (VBOS) and the separation of our IT Systems from Ford exemplify significant initiatives designed to make Visteon a more competitive, efficient Tier 1 supplier.

VBOS is the business model that defines and guides the way we plan, run and change the business. It includes a toolbox of 110 critical global processes across all organizational functions that leverage and standardize our best practices. VBOS promotes cross-functional collaboration and ensures worldwide consistency to increase our efficiency.





Mark Caruso
Saline, Michigan Plant

A major success for Visteon in 2003 was the exit from our seating operations in Chesterfield, Michigan. This allowed us to reallocate critical Visteon resources to more profitable businesses.

Visteon was first to the automotive market with the optimized sound experience of Boston Acoustics high-quality speakers. Visteon's knowledge of automotive acoustics was critical to creating a complete sound system that makes the most of the "Boston Sound", enhancing the driving experience by bringing the living room environment to the vehicle. The premium audio system will be available in 2004 on the Chrysler 300 series and Dodge Magnum, and that's just the start.

By collaboratively [illegible] agreements with Ford, [illegible] both companies improved.





VISTEON TODAY

FAST. FLEXIBLE. INNOVATIVE.





Florencio Ceballos
Electronics



2004 is Visteon's defining year. We are focused on achieving improved profitability through people and products—delivering innovative products that build our customer base and strengthen our competitive position. This is our year to capitalize on past restructuring actions and current initiatives to improve profitability.

Our agenda to drive margin improvement has five areas of focus: achieve the full potential of a collaborative Ford relationship, deliver on our financial commitments, penetrate additional strategic customers, continue to build Asia into a winning platform, and accelerate our global strategic capability deployment. In each region, we have developed a detailed profit improvement roadmap.

We have a significant number of new business wins coming online in 2004 and we'll continue to build on our first-to-market success. We're delivering innovation through focus, discipline and speed. Here are a few examples of the innovations we are delivering to our customers in 2004.

Visteon's interior design and interior integration services are a part of the GM Shanghai cockpit system. This fully assembled one-piece system for sedans sold in China was designed and delivered in 18 months. This demonstrates our system's expertise, global reach and focus on speed to market.

DEFINING YEAR


AUDIO DSP
TEL
BC
AUTO



VALUE

The 2005 Corvette front and rear lighting systems feature 60 unique lighting items from Visteon including our HID Projector headlamps. These lamps provide power and precision advantages that are certain to impress drivers of this classic performance vehicle. HID provides a high-intensity light offering significantly more visibility than halogen lighting. With more light on the road ahead, Corvette drivers enjoy improved visibility.

For the Ford F-150, Visteon was selected for chassis, interiors, headlamps, audio and electronics—truly a major showcase of our content and delivery capabilities. We're responsible for about one-third of the content on the F-150. One area that sets this vehicle apart is the selection of unique interiors, all of which were designed and developed by Visteon.





Renée He
Market Research

For Hyundai, we will be working with our Korean affiliate, Halla Climate Control, to provide the front end module and air conditioning system for a new Hyundai model to be manufactured in North America. This vehicle will feature our latest climate technologies, providing low noise, vibration and harshness, better fuel economy and improved performance.

Visteon offered the industry's first Bluetooth-enabled hands-free mobile phone solution. MACH® Voice Link combines Bluetooth Wireless Technology with Visteon's Voice Technology™, offering superior independent speaker voice recognition and excellent performance in a challenging environment. MACH® Voice Link was introduced successfully in 2003 on the BMW 3 and 5 Series in Europe. This year, BMW is offering MACH® Voice Link on the 3 and 5 Series and X5 models in the U.S. Visteon is the first supplier delivering this factory-installed technology in Europe and North America.

Visteon provides innovative products that help our customers distinguish their products in the marketplace. We are experts at innovation and integration and we will leverage that expertise. Visteon has a performance-driven culture where delivering fast, flexible and flawless execution for our customers drives every employee's daily agenda.

FIRST-TO-MARKET

50 First-To-Market Products and Technology Applications



- Composite SAE compliant 7 inch round headlamp with replaceable bulb
- Continuous corrugation heater core
- Color matched bezel to body color headlamp
- Continuous corrugation evaporator core
- Evaporator core using combination offset/louver fin
- Fully recyclable partial covered instrument panel
- Integrated subwoofer
- Laminate insert molded console lid
- Laminate insert molded instrument panel
- Movable consoles



- Speaker independent, factory installed voice control module
- Factory fit truck MP3 CD Radio
- Flow through type fuel tank pressure transducer
- Hard Mold-in-Color instrument panel with integrated airbag door
- Hard Mold-in-Color instrument panel with low gloss
- Heater Core/Evaporator Core using overmolded picture frame seals
- HVAC module using drum recirculation door with ram air compensation
- Negative thermoformed instrument panel with integrated airbag
- Negative thermoformed full instrument panel
- Powertrain Control Module with PowerPC MPC555
- Powertrain Control Module with PowerPC MPC561



- Factory installed Digital Versatile Disc Family Entertainment System
- HVAC system with auto defog-demist strategy
- HVAC system using system hysterisis with backlash compensation for precise door positioning
- Integrated Air Induction System
- Light Emitting Diode (LED) fiber optic cargo illumination
- Slip-in-Tube Propshaft
- MACH® Voice Link
- Long Life Filtration System



Automotive News
PACE Award Winner

- THX-certified factory-fit automotive amplifier
- *Air Induction System with Emission Control*
- Body on frame Front End Module
- Color cluster on "C" segment vehicle
- Compact Multi-zone HVAC control module using double-sided reflow
- Factory installed Six Disc MP3 Player
- Fuel Efficient High Performance Lube


SEEK
105.1FM 12:30
SONG TITLE

- *Factory-fit HD Radio™ system*
- HVAC module with brushless direct current LIN bus actuator
- HVAC module using dual wheel blower with twin axial expansion scrolls
- HVAC module dash panel seal using recycled tire material
- Liner accumulator
- Satellite Radio System on MOST bus
- *Transmission shaft output torque based electronic throttle control*
- Condenser with integrated transmission oil cooler
- Dual channel remote keyless entry
- Electronics and systems integration for the first factory-fit Boston Acoustics audio system
- Factory-fit European Sony branded radio and speaker system
- Halogen Advanced Front Lighting



- High performance dual projector High Intensity Discharge headlamp with high rake angle lens
- Partial covered, partial soft, low pressure molded door panel
- Replaceable register finishers
- Textile covered instrument panel with removable storage systems

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section summarizes significant factors affecting the company's consolidated operating results, financial condition and liquidity for the three-year period ended December 31, 2003. This section should be read in conjunction with the company's consolidated financial statements and related notes appearing elsewhere in this report.

Overview

Visteon is a leading global supplier of automotive systems, modules and components. We sell our products primarily to global vehicle manufacturers, and also sell to the worldwide aftermarket for replacement and vehicle appearance enhancement parts. Ford established Visteon as a wholly-owned subsidiary in January 2000, and subsequently transferred to Visteon the assets and liabilities comprising Ford's automotive components and systems business. Ford completed its spin-off of Visteon on June 28, 2000. We operate in two business segments: Automotive Operations and Glass Operations.

The automotive industry experienced a modest increase in worldwide sales and production volumes in 2003 over 2002. However, our largest customer, Ford, saw its production volumes decrease mainly in its North American markets from 4.1 million units in 2002 to 3.7 million units in 2003. Our 2003 sales of $17.7 billion were down 4% from 2002. This decline was associated with lower Ford production, offset partially by a 16% increase in our sales to non-Ford customers of $4.2 billion. Revenue from Ford and its affiliates totaled 76% of Visteon's sales in 2003 compared with 80% in 2002. Because of our heavy involvement in Ford's North American operations, North America continues to be our primary sales market, with the United States representing the largest portion of that market. We expect Ford production volumes to remain relatively stable in 2004 and our non-Ford sales to continue to grow steadily over the next several years.

A number of factors contributed to a 2003 net loss of $1.2 billion, declining further from a 2002 net loss of $352 million. We recorded significant after-tax special charges totaling $947 million during 2003, which were more than double the amount recorded in 2002. These special charges are discussed in detail below. Further, our operating performance was adversely affected primarily by lower Ford production volumes, price reductions given to our customers, and costly infrastructure improvements. On the positive side, we continued to experience improved contribution as a result of new business, particularly from our operations in the Asia-Pacific region. 2003 was also marked by several major events that are expected to help our performance in the future. First, Visteon and Ford entered into a series of agreements designed to address structural issues arising from the separation in 2000 and restructure their ongoing commercial relationship. Next, we reached agreement with Ford and other parties that permitted us to exit from our unprofitable seating operations in Chesterfield, Michigan. Finally, Ford and the UAW implemented a new four-year master collective bargaining agreement, which covers a significant portion of Visteon's hourly workforce, and negotiations are underway on an agreement that would provide for more competitive wages and benefits for future Visteon hourly workers. These events are discussed further below.

At December 31, 2003, our cash and marketable securities balance was $956 million and our debt-to-capital ratio was 49%, compared with $1.3 billion and 36%, respectively, at year end 2002. This and our liquidity position are discussed further below.

Restructuring, Dispositions and Special Charges

The table below presents special charges related to restructuring initiatives and other actions during the past three years:

(in millions)	Automotive Operations	Glass Operations	Total Visteon
2003			
Special Charges:			
4th Quarter Asset Impairment	$(407)	$—	$(407)
Exit of Seating Operations	(217)	—	(217)
European Plan for Growth	(77)	—	(77)
Restructuring and other actions	(48)	—	(48)
Total 2003 special charges, before taxes	$(749)	$—	$(749)
Special charges above, after taxes	$(479)	$—	$(479)
Deferred tax asset valuation allowance	(463)	(5)	(468)
Total 2003 special charges, after taxes	$(942)	$ (5)	$(947)

(in millions)	Automotive Operations	Glass Operations	Total Visteon
2002			
Special Charges:			
Exit of Markham Restraint Electronics and other 1st Quarter actions	$ (95)	$ —	$ (95)
U.S. salaried special early retirement program	(66)	(5)	(71)
European Plan for Growth	(40)	—	(40)
Loss on sale of restraint electronics business	(26)	—	(26)
Other restructuring (including adjustments to prior year's expense)	6	3	9
Total 2002 special charges, before taxes	$(221)	$ (2)	$(223)
Special charges above, after taxes	$(141)	$ (1)	$(142)
Effect of change in accounting, net of tax	(265)	—	(265)
Total 2002 special charges, after taxes	$(406)	$ (1)	$(407)
2001			
Special Charges:			
Salaried restructuring	$(132)	$(14)	$(146)
Glass Operations restructuring charges	—	(34)	(34)
European plant consolidations and other	(10)	(2)	(12)
Total 2001 special charges, before taxes	$(142)	$(50)	$(192)
Total 2001 special charges, after taxes	$ (90)	$(31)	$(121)

During fourth quarter 2003, Visteon recorded a pre-tax, non-cash impairment write-down of $407 million ($260 million after-tax) in costs of sales to reduce the net book value of certain assets associated with six product groups. This write-down was based on an assessment by product line asset group, completed in fourth quarter 2003, of the recoverability of our long-lived assets in light of the challenging environment in which we operate, and as a part of our business planning process for 2004 and beyond.

During second quarter 2003, Visteon finalized an agreement with Ford to transfer seat production located in Chesterfield, Michigan to another supplier. Visteon agreed to be responsible to reimburse Ford for the actual net costs of transferring seating production through June 2004, offset by certain cost savings expected to be realized by Ford. The ultimate costs and cash payments related to this agreement depend on several factors, including the actual costs incurred related to the relocation, re-deployment and/or employment termination of the 1,470 Visteon-assigned Ford-UAW employees working at the Chesterfield facility, and the savings achieved by Ford (as defined in the agreement) resulting from resourcing production that will serve as an offset to the transition costs. We expect an average payback of a little more than two years.

During fourth quarter 2003, Visteon recorded a non-cash charge of $468 million to increase the valuation allowance for deferred tax assets, as described later under "Critical Accounting Policies" and in Note 5 of our consolidated financial statements.

For the full year 2003, we incurred pre-tax charges of $77 million related to the European Plan for Growth. When completed in 2004, the European Plan for Growth is expected to result in annual savings of $100 million before taxes. Savings in 2002 and 2003 combined has been over $50 million. Restructuring and other actions in 2003 resulted in pre-tax charges of $48 million, $20 million of which was charged to selling, administrative and other expenses. Of the $749 million in pre-tax special charges described above, $436 million were non-cash, $292 million were cash charges including amounts related to the exit of seating operations, and $21 million were related to special pension and other postretirement benefits.

During 2002, Visteon recorded net pre-tax charges of $223 million related to a number of restructuring and other actions and the sale of the restraint electronics business, as described in Note 13 of our consolidated financial statements, which is incorporated herein by reference. In addition, the company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." With this change in accounting, Visteon recorded a non-cash write-off for the entire value of goodwill of $363 million before taxes ($265 million after taxes), as described in Note 14 of our consolidated financial statements, which is incorporated herein by reference. Of the $223 million in pre-tax charges described above, $54 million were non-cash related and the remainder were cash charges.

During 2001, Visteon recorded net pre-tax charges of $192 million associated primarily with salaried workforce restructuring and the special voluntary retirement and separation program offered to hourly employees located at Visteon's Nashville plant, as described in Note 13 of our consolidated financial statements, which is incorporated herein by reference. Of the $192 million in pre-tax charges recorded in 2001, $5 million were non-cash related and the remainder were cash charges.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

In 2004, we anticipate continued implementation of restructuring actions including the continuation of the European Plan for Growth. We expect that the charges associated with these items will be substantially lower than in 2003. In addition, we are constantly evaluating the possibility of partnerships, sales or closings involving under-performing businesses. However, there can be no assurance that a transaction or other arrangement favorable to Visteon will occur in the near term or at all.

Results of Operations

2003 Compared with 2002

Sales for each of our segments for 2003 and 2002 are summarized in the following table:

(in millions)	Year Ended December 31, 2003	2002	2003 over/(under) 2002
Automotive Operations	**$17,097**	$17,797	$(700)
Glass Operations	**563**	598	(35)
Total sales	**$17,660**	$18,395	$(735)
Memo:			
Sales to non-Ford customers			
Amount	**$ 4,185**	$ 3,616	$ 569
Percentage of total sales	**24%**	20%	4 pts

Sales for Automotive Operations were $17.1 billion in 2003, compared with $17.8 billion in 2002, a decrease of $700 million or 4%. This decrease reflects lower sales of $1,295 million resulting primarily from a decline in Ford worldwide vehicle production, exit of our seating operations of $251 million, and $150 million lump sum payments to Ford for pricing in North America, offset partially by favorable currency changes of $611 million and new business to both Ford and non-Ford customers. Sales for Automotive Operations were affected also by lower sales associated with precious metals purchased under sourcing arrangements directed by Ford and price reductions.

Sales for Glass Operations were $563 million in 2003, compared with $598 million in 2002, a decrease of $35 million or 6%, resulting primarily from lower Ford North American production volume.

Costs of sales for 2003 were $17.8 billion, up $198 million compared with 2002. Costs of sales includes primarily material, labor, manufacturing overhead and other costs, such as product development costs. The increase reflects a $529 million increase in special charges, currency fluctuations of $569 million, costs associated with the labor agreement reached with the UAW of $64 million (contract ratification lump sum payment), and higher costs to launch business with new customers. These increases were offset partially by lower variable costs of $923 million resulting primarily from a decline in Ford worldwide vehicle production, net material cost reductions, and manufacturing efficiencies. The exit of our seating operations in June 2003 reduced costs an additional $293 million.

Selling, administrative and other expenses for 2003 were $1,002 million, $114 million higher compared with 2002. The increase reflects primarily incremental Information Technology ("IT") actions of $88 million, net of $48 million received from Ford. Costs associated with such incremental IT actions are expected to continue into mid-2004. Special charges included in this line item were $20 million for 2003, representing a $3 million decrease from 2002.

Net interest expense of $77 million in 2003 was down $3 million from 2002, reflecting lower average debt balances and lower average interest rates.

Equity in net income of affiliated companies was $55 million in 2003, compared with $44 million in 2002, with the increase related primarily to our affiliates in Asia.

Income (loss) before income taxes, minority interests and change in accounting, including and excluding special charges, is the primary profitability measure used by our chief operating decision makers. The following table shows income (loss) before income taxes for 2003 and 2002, for each of our segments:

(in millions)	Year Ended December 31, 2003	2002	2003 (under) 2002
Automotive Operations	$(1,142)	$(138)	$(1,004)
Glass Operations	(8)	21	(29)
Total	$(1,150)	$(117)	$(1,033)
Memo:			
Special charges included above	$ (749)	$(223)	$ (526)

Automotive Operations' 2003 loss before income taxes was $1,142 million compared with a loss of $138 million for 2002. Special charges before taxes in 2003 were up $526 million from 2002. The increased loss also reflects lower vehicle production volume, UAW contract ratification costs, and higher IT costs of $373 million, $59 million and $88 million, respectively. 2003 results include a loss of $25 million from seating operations that were exited June 23, 2003. Seating operations' losses were $98 million in 2002. Results were affected also by new business and favorable cost performance, offset partially by price reductions.

Loss before income taxes for Glass Operations in 2003 was $8 million compared with income of $21 million before taxes for 2002, reflecting primarily lower Ford North American production volume and UAW contract ratification costs.

Provision (benefit) for income taxes represents an effective tax rate of 3% for 2003, compared with (36)% for 2002. The change in effective tax rate was caused by the recording of additional valuation allowances against our deferred tax assets, as discussed later under "Critical Accounting Policies" and in Note 5 of our consolidated financial statements.

Minority interests in net income of subsidiaries was $29 million in 2003, compared with $28 million in 2002. Minority interest amounts are related primarily to our 70% ownership interest in Halla Climate Control Corporation located in Korea.

Net income (loss) for 2003 and 2002 are shown in the following table for each of our segments:

	Year Ended December 31,		2003 (under)
(in millions)	2003	2002	2002
Automotive Operations	$(1,205)	$(367)	$(838)
Glass Operations	(8)	15	(23)
Total	$(1,213)	$(352)	$(861)
Memo:			
Special charges included above	$ (947)	$(142)	$(805)
Goodwill Impairment	—	(265)	(265)

Visteon reported a net loss for 2003 of $1.2 billion compared with $352 million for 2002 because of the factors described previously in income (loss) before income taxes. Special charges after taxes were $947 million and $407 million for 2003 and 2002, respectively.

Results of Operations

2002 Compared with 2001

Sales for each of our segments for 2002 and 2001 are summarized in the following table:

	Year Ended December 31,		2002 over/(under)
(in millions)	2002	2001	2001
Automotive Operations	$17,797	$17,222	$575
Glass Operations	598	621	(23)
Total sales	$18,395	$17,843	$552
Memo:			
Sales to non-Ford customers			
Amount	$ 3,616	$ 3,187	$429
Percentage of total sales	20%	18%	2 pts

Sales for Automotive Operations were $17.8 billion in 2002, compared with $17.2 billion in 2001, an increase of $575 million or 3%. Increased sales for Automotive Operations reflect primarily new business, increased sales of $146 million resulting from increased Ford worldwide vehicle production, and currency fluctuations of $118 million. Sales from Automotive Operations were affected also by lower sales associated with precious metals purchased under sourcing arrangements directed by Ford, and price reductions.

Sales for Glass Operations were $598 million in 2002, compared with $621 million in 2001, a decrease of $23 million or 4%. Reduced sales for Glass Operations reflect lower commercial and aftermarket volume and price reductions, offset partially by stronger Ford North American production volume.

Costs of sales for 2002 were $17.6 billion, $483 million higher compared with 2001. The increase in 2002 reflects primarily new business, $104 million increase resulting from higher vehicle production volume, and currency fluctuation of $64 million. Costs of sales were affected also by increased new business offset partially by net material cost reductions and manufacturing efficiencies. Special charges included in costs of sales were $200 million in 2002 and $150 million in 2001.

Selling, administrative and other expenses for 2002 were $888 million, compared with $855 million in 2001. The increase of $33 million reflects primarily higher selling expenses (up $26 million). Special charges were lower in 2002, totaling $23 million in 2002 and $42 million in 2001.

Net interest expense of $80 million for 2002 was up from $76 million in 2001, reflecting lower interest rates received on average cash balances.

Equity in net income of affiliated companies was $44 million in 2002, compared with $24 million in 2001, with the increase related primarily to our affiliates in Asia.

Income (loss) before income taxes, minority interests and change in accounting is shown in the following table for 2002 and 2001 for each of our segments:

	Year Ended December 31,		2002 over/(under)
(in millions)	2002	2001	2001
Automotive Operations	$(138)	$(110)	$(28)
Glass Operations	21	(59)	80
Total	$(117)	$(169)	$ 52
Memo:			
Special charges included above	$(223)	$(192)	$(31)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

Automotive Operations' 2002 loss before taxes was $138 million compared with $110 million for the same period in 2001. The increased loss is more than explained by higher special charges. Results were favorably affected by new business and cost performance, offset partially by price reductions.

Income before income taxes for Glass Operations was $21 million in 2002, compared with a loss of $59 million for 2001. The improvement reflects primarily lower special charges and cost reductions, offset partially by price reductions to customers.

(Benefit) for income taxes represents an effective tax rate of (36)% for 2002, compared with (37)% for 2001.

Minority interests in net income of subsidiaries was $28 million in 2002, compared with $21 million in 2001. Minority interest amounts are related primarily to our 70% ownership interest in Halla Climate Control Corporation located in Korea.

Net income (loss) for 2002 and 2001 are shown in the following table for each of our segments:

(in millions)	Year Ended December 31, 2002	2001	2002 over/(under) 2001
Automotive Operations	$(367)	$ (83)	$(284)
Glass Operations	15	(35)	50
Total	$(352)	$(118)	$(234)
Memo:			
Special charges included above	$(142)	$(121)	$ (21)
Goodwill Impairment	(265)	—	(265)

Visteon reported a net loss of $352 million for 2002, compared with a net loss of $118 million for 2001 because of the factors described in the income (loss) before income taxes section. Special charges after taxes were $142 million and $121 million in 2002 and 2001, respectively. Goodwill impairment after taxes was $265 million in 2002.

Liquidity and Capital Resources

Overview

Visteon's funding objective is to finance its worldwide business with cash from operations, supplemented when required by a combination of liquidity sources, including but not limited to cash and cash investments, receivables programs, and committed and uncommitted bank facilities and debt issuance. These sources are used also to fund working capital needs, which are highly variable during the year because of changing customer production schedules.

Our balance sheet reflects cash and marketable securities of $956 million and total debt of about $1.8 billion at December 31, 2003, compared with cash and marketable securities of about $1.3 billion and total debt of about $1.7 billion at December 31, 2002. Net debt, defined as the amount by which total debt exceeds total cash and marketable securities, was $862 million at December 31, 2003, and $413 million at December 31, 2002. The change in both our cash and marketable securities and net debt resulted primarily from capital expenditures in excess of cash provided by operating activities. Our ratio of total debt to total capital, which consists of total debt plus total stockholders' equity, was 49% at December 31, 2003 and 36% at December 31, 2002, and increased primarily because of net losses as described above.

Financing Arrangements

Visteon has financing arrangements providing contractually committed, unsecured revolving credit facilities with a syndicate of third-party lenders providing for a maximum of $1,580 million in committed, unsecured credit facilities (the "Credit Facilities"). The terms of the Credit Facilities provide for a 364-day revolving credit line in the amount of $555 million, which expires June 2004, and a five-year revolving credit line in the amount of $775 million, which expires June 2007. The Credit Facilities also provide for a five-year, delayed-draw term loan in the amount of $250 million, which will be used primarily to finance new construction for facilities consolidation in Southeast Michigan. At December 31, 2003, there were no borrowings outstanding under the 364-day facility or the five-year facility, there were $44 million of obligations under standby letters of credit under the five-year facility, and $104 million borrowed against the delayed-draw term loan. The Credit Facilities contain certain affirmative and negative covenants, including a financial covenant not to exceed a leverage ratio of net debt to EBITDA (adjusted and excluding special charges) of 3.5 to 1. Increases in the ratio of net debt to EBITDA can occur during quarters following seasonal shutdown periods, when cash usage increases. In the opinion of management, Visteon has been in compliance with all covenants since the inception of the Credit Facilities. During 2004, we expect to be in compliance although there can be no assurance that this will be the case.

Visteon has maintained a commercial paper program utilizing the Credit Facilities as backup. As of December 31, 2003, we had $81 million outstanding under our commercial paper program compared with $166 million at December 31, 2002. In the event the availability of commercial paper is reduced further or eliminated, our revolving credit lines provide a backup source for funding.

Visteon maintains a trade payables program through General Electric Capital Corporation ("GECC"), subject to periodic review, that provides financial flexibility to Visteon and its suppliers. When a supplier participates in the program, GECC pays the supplier the amount due from Visteon in advance of the original due date. In exchange for the earlier payment, our suppliers accept a discounted payment. Visteon pays GECC the full amount. Approximately $100 million and $45 million, classified as short-term debt, was outstanding to GECC under this program at December 31, 2003 and 2002, respectively. Previously, amounts due GECC were classified as trade payables. Debt, trade payables and related cash flow amounts for prior periods were reclassified to conform with present period presentation. As part of the same program with GECC, Visteon is allowed to defer payment to GECC for a period of up to 30 days. At December 31, 2003, Visteon had not exercised the deferral option of the program.

In addition, Visteon participates in a trade payables program offered by one of our customers. When we participate, our receivables are reduced and our cash balances are increased. Our receivables were reduced by $75 million and $25 million at December 31, 2003 and 2002, respectively as a result of this program.

Visteon has entered into interest rate swaps to manage our interest rate risk. These swaps effectively convert a portion of Visteon's fixed rate debt into variable rate debt, and as a result, approximately 40% of Visteon's borrowings are on a fixed rate basis, while the remainder is subject to changes in short-term interest rates. As interest rates have fallen, Visteon's interest rate swaps contributed favorably to reduce interest expense in 2003.

Credit Ratings

Our long-term credit rating with Standard & Poor's ("S&P") is BB+, with Moody's it is Ba1, and with Fitch it is BBB–. Both S&P and Moody's do not rate our short-term credit while Fitch rates us F3. Both S&P and Moody's have covered Visteon since June 2000, and Fitch initiated coverage on June 11, 2003. In December 2003, both S&P and Moody's reduced their credit rating and placed us on Stable Outlook. Despite the recent downgrade by S&P and Moody's, we continue to have access to sufficient liquidity, and believe we will continue to have access, to meet ongoing operating requirements although that access is less reliable and could be more costly than it was previously. As commercial paper availability is reduced or eliminated, we would utilize alternative sources of liquidity, including those discussed above and receivables-based funding sources available to us.

Cash Requirements

The following table summarizes our expected cash outflows resulting from long-term obligations existing as of December 31, 2003:

(in millions)	Total	2004	2005–2006	2007–2008	2009 and after
Unconditional purchase obligations (a)	$2,265	$324	$ 558	$498	$ 885
Postretirement funding commitments (b)	2,090	38	166	257	1,629
Debt	1,818	351	565	117	785
North American seating operations (c)	292	86	24	24	158
Operating leases	232	53	64	45	70
Total contractual obligations	$6,697	$852	$1,377	$941	$3,527

(a) Unconditional purchase obligation amounts exclude purchase obligations related to inventory, property, plant and equipment purchases in the ordinary course of business. The obligations include amounts related primarily to a 10-year information technology agreement entered into with IBM in January 2003. Pursuant to this agreement, we outsourced most of our IT needs on a global basis. The service charges under the outsourcing agreement are expected to aggregate about $2 billion during the ten-year initial term of the agreement, subject to decreases and increases in the service charges based on Visteon's actual consumption of services to meet our then current business needs. The outsourcing agreement may be terminated also for Visteon's business convenience after our second full year under the agreement for a scheduled termination fee.

(b) Postretirement funding commitments include estimated liability to Ford for postretirement health care and life insurance benefits of the Visteon-assigned Ford-UAW employees and certain salaried employees as discussed in Note 7 of our consolidated financial statements, which is incorporated by reference herein. Funding for the Voluntary Employees' Beneficiary Association begins in 2006 and is also included in the table above.

(c) Represents amounts payable to Ford related to our June 2003 exit from the North American seating operations, which is discussed further in Note 13 of our consolidated financial statements, which is incorporated by reference herein.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

We have guaranteed also about $24 million of borrowings held by unconsolidated joint ventures and have extended loans of about $3 million to unconsolidated joint ventures as of December 31, 2003. In addition, we have guaranteed Tier 2 suppliers' debt and lease obligations of about $16 million at December 31, 2003 to ensure the continued supply of essential parts.

Cash required to meet capital expenditure needs increased in 2003 to $879 million and was higher than historic levels as described below (Cash Flows—Investing Activities). Our cash and liquidity needs also are impacted by the level, variability and timing of our customers' worldwide vehicle production, which varies based on economic conditions and market shares in major markets. Our intra-year needs are impacted also by seasonal effects in the industry, such as the shutdown of operations for about two weeks in July, the subsequent ramp-up of new model production and the additional one-week shutdown in December by our primary North American customers. These seasonal effects normally require use of liquidity resources during the first and third quarters. Additionally, creation of a separate IT environment during 2003 could have an impact on timing of collection of payments from Ford.

We expect improved performance for 2004 will result in cash from operating activities exceeding capital expenditure requirements, although this may not be the case during specific quarters. Based on our present assessment of future customer production levels over a two-year time horizon, we believe we can meet general and seasonal cash needs using cash flows from operations, cash balances and borrowings, if needed. We also believe we can supplement these sources with access to the capital markets on satisfactory terms and in adequate amounts, if needed, although there can be no assurance that this will be the case.

Pension and Postretirement Benefits

Employees and retirees participate in various pension, health care and life insurance benefit plans sponsored by Visteon and Visteon subsidiaries. Benefit plan liabilities and related asset transfers between Visteon and Ford in connection with our separation from Ford are covered by various employee benefit agreements.

Arrangements with Ford

In accordance with the separation-related agreements, in the U.S., Ford retained the pension-related past service obligations for those transferred salaried employees that met certain age and years of service requirements at the date of the separation from Ford. Visteon-assigned Ford-UAW employees participate in the Ford-UAW Retirement Plan, sponsored by Ford. By agreement, Visteon compensates Ford for the pension expense incurred by Ford related to Visteon-assigned Ford-UAW hourly employees. In the U.S., Visteon has a financial obligation for the cost of providing selected health care and life insurance benefits to its employees, as well as an obligation to reimburse Ford for Visteon-assigned Ford-UAW employees who retire after July 1, 2000. Ford retained the financial obligation and related prepayments for pension and postretirement health care and life insurance benefits to its employees who retired on or before July 1, 2000.

During the fourth quarter of 2003, the separation-related agreements were amended and restated. Under the terms of the amended and restated agreements, Ford agreed to assume responsibility for approximately $1,646 million of amounts previously owed by Visteon to Ford for postretirement health and life insurance benefits earned by the Visteon-assigned Ford-UAW employees during the period prior to the separation. Ford agreed also to assume responsibility for future accretion on the $1,646 million amount at the appropriate SFAS 106 discount rate (6.25% at December 31, 2003). Visteon had previously recorded the $1,646 million liability in accordance with the original terms of the separation-related agreements. Visteon continues to be responsible to Ford for changes in this liability that result from changes in actuarial assumptions, changes in salaries and Visteon early retirement incentive plans.

In accordance with SFAS 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings," Visteon has not recorded any gain or loss relating to this amendment because future accretion and contingently payable amounts with respect to the restructured obligation are expected to exceed the amount currently recorded by Visteon. The amounts ultimately due are contingent upon future health and retirement benefit costs to be charged to Visteon by Ford with respect to the Visteon-assigned Ford-UAW employees. A portion of the yearly expense charged by Ford will be offset as charged by the release of the contingently payable amount ($1,138 million at December 31, 2003) and the remainder will reduce future accretion charges over the life of the obligation ($508 million).

Under the terms of the revised agreements with Ford, Visteon is required to fund a portion of actual costs of these benefits as incurred by Ford for the Visteon-assigned Ford-UAW employees through 2005 and certain salaried employees through 2010. In addition, Visteon has agreed to contribute funds to a Voluntary Employees' Beneficiary Association ("VEBA") trust to fund postretirement health care and life insurance benefits to be provided by Ford related to the post-spin service of

Visteon-assigned Ford-UAW hourly employees as well as many transferred salaried employees. The required VEBA funding is over a 44-year period beginning in 2006 for the Visteon-assigned Ford-UAW hourly employees, and over a 39-year period beginning in 2011 for those salaried employees. The annual funding requirement during these periods will be determined based upon amortization of the unfunded liabilities at the beginning of each period, plus amortization of annual expense. Based upon estimates of the unfunded liabilities and the related expense, the first required annual payment to the VEBA will be about $112 million (which includes about $30 million to cover benefit payments) in 2006 reduced from $535 million based on the prior agreement. In December 2000, the company pre-funded a portion of this obligation by contributing $25 million to a VEBA. The fair value of the VEBA assets as of December 31, 2003 was $28 million, and is included in other non-current assets in the accompanying balance sheet.

Visteon Pension Plans

The Visteon plans' worldwide funded position is slightly better than it was a year ago on a percentage basis. Strong asset returns along with world-wide contributions offset the effect of lower discount rates. For the plan year ended September 30, 2003 (the measurement date for our pension funds) our U.S. portfolio returned 20%. The U.S. pension plan investment strategy, asset allocations and expected contributions for 2004 are discussed in Note 7 to our consolidated financial statements, incorporated herein by reference.

Legislation

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law on December 9, 2003, subsequent to our September 30, 2003 measurement date. Because the impact of the act on Visteon's expense will depend in large part on Ford's implementation decisions, we have not quantified the effect, but expect it to be a significant reduction in expense.

Cash Flows

Operating Activities

Cash provided by operating activities during 2003 totaled $370 million, compared with cash provided by operating activities of $1,101 million for the same period in 2002. The reduced amount of cash provided by operations in 2003 reflects primarily our operating losses. Cash payments related to special charges were $162 million and $88 million during 2003 and 2002, respectively.

Pursuant to a revised Purchase and Supply Agreement between Visteon and Ford, our sales to Ford will be collected in a shorter time frame than in the past. Our agreement calls for Ford to pay us, on average, 33 days after the date of sale, compared with 43 days on average in past years. We expect the effect of this change to improve cash provided by operating activities by approximately $200 million. This arrangement will be in place for 2004 and 2005, with 2006 being a transition adjustment as we return in 2007 to Ford's standard payment terms in effect at that time.

Investing Activities

Cash used in investing activities was $788 million during 2003, compared with $607 million for 2002. Our capital expenditures for 2003 totaled $879 million, compared with $723 million in 2002. Our capital spending in 2003 is higher than historic levels as we undertake spending to fund new construction for consolidation of operations in Southeast Michigan and also to fund our IT infrastructure transition and improvements. We anticipate that our facilities' consolidation will allow us to centralize customer support functions, research and development, and selected business operations at lower operating costs. During 2003, we had net sales of marketable securities of $70 million, compared with net sales of securities of $80 million in 2002. The lower level of securities purchased in both years reflects the lower level of cash available for investment and the lower level of attractiveness of these securities as interest rates have fallen over the past two years. Other investing cash flows of $25 million and $36 million during 2003 and 2002, respectively, are related primarily to the sale of assets, with the 2002 amount including $25 million from the sale of the restraint electronics business.

Financing Activities

Cash provided by financing activities totaled $128 million in 2003, compared with cash usage of $338 million in 2002. The cash proceeds in 2003 reflect primarily the net issuance of debt offset partially by funds used to repay maturing short-term commercial paper obligations, dividend payments and purchases of treasury stock.

On October 13, 2003, the Visteon Board of Directors declared a dividend of $0.06 per share on Visteon's common stock, payable on December 1, 2003, to the stockholders of record as of October 31, 2003. On January 16, 2004, the Visteon Board of Directors declared a dividend of $0.06 per share on Visteon's common stock, payable on March 1, 2004, to the stockholders of record as of January 30, 2004. Visteon has paid a dividend each quarter since it became an independent, publicly traded company in June 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

Critical Accounting Policies

A summary of Visteon's accounting policies is described in Note 2 of our consolidated financial statements, which is incorporated herein by reference. Critical accounting policies are those that are both most important to the portrayal of a company's financial condition and results, and require management's most difficult, subjective or complex judgments. Our critical accounting policies are considered the following:

Employee Retirement Benefits

The determination of our obligation and expense for Visteon's pension and other postretirement benefits, such as retiree health care and life insurance, is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 7 of our consolidated financial statements, which is incorporated herein by reference, and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation and health care costs. The expected long-term rate of return for pension assets has been chosen based on historical returns for the different asset classes held by our trusts and our asset allocation. The discount rate is chosen based on market rates for long-term, high-quality corporate bonds (principally Moody's Aa 30 year) at our September 30 measurement date. The U.S. discount rate assumption for year end 2003 was 6.1%, reduced from 6.75% at year end 2002. This change increased our U.S. pension and health care and life insurance projected benefit obligations by $103 million and $82 million, respectively, and is estimated to increase 2004 expense by about $50 million in aggregate. In accordance with accounting principles generally accepted in the United States of America, actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expense and recorded obligation in such future periods. Our market-related value of pension assets reflects changes in the fair value of assets over a five-year period, with a one-third weighting to the most recent year. For postretirement health care and life insurance, as shown in Note 7 of our consolidated financial statements, we extended the time period needed for the health care cost trend rate to reach the ultimate rate from 2008 to 2010. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other postretirement obligations and our future expense.

The following table illustrates the sensitivity to a change in certain assumptions for Visteon's U.S. pension plans on our funded status and pre-tax pension expense:

25 basis point change in assumption (a)	Impact on 2004 *pre-tax* pension expense (b)	Impact on Visteon's U.S. *Plan* 2003 funded status
Decrease in discount rate	+$5 million	–$40 million
Increase in discount rate	–$5 million	+$40 million
Decrease in expected return on assets	+$5 million	
Increase in expected return on assets	–$5 million	

(a) Assumes all other assumptions are held constant.
(b) Includes the effect on expense for Visteon-assigned Ford-UAW employees.

The following table illustrates the sensitivity to a change in the discount rate assumption related to Visteon's U.S. postretirement health care and life insurance plans:

25 basis point change in assumption (a)	Impact on 2004 pre-tax OPEB expense (b)	Impact on Visteon's U.S. Plan 2003 funded status
Decrease in discount rate	+$15 million	–$30 million
Increase in discount rate	–$15 million	+$30 million

(a) Assumes all other assumptions are held constant.
(b) Includes the effect on expense for Visteon-assigned Ford-UAW employees.

Visteon's postretirement benefits payable to Ford includes the financial obligation Visteon has to Ford for the cost of providing selected health care and life insurance benefits to Visteon-assigned Ford-UAW hourly employees and certain Visteon salaried employees who retire after July 1, 2000. The health care and pension costs for these employees are calculated using Ford's assumptions, which are disclosed in Note 7 of our consolidated financial statements. The annual funding requirements related to these employees are discussed further in the section "Pension and Postretirement Benefits."

Impairment of Long-Lived Assets and Certain Identifiable Intangibles

Visteon evaluates long-lived assets to be held and used and long-lived assets to be disposed of for potential impairment at the product line level whenever events or changes in business circumstances indicate that the carrying value of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Asset groupings at the product line level, rather than the operating segment level used in prior years, is considered the lowest level of identifiable cash flows which are largely independent as the recently completed Ford agreements contractually provide Visteon greater flexibility to make product level decisions, including decisions related to selling or exiting certain businesses. Visteon considers projected future undiscounted cash flows, trends and other circumstances in making such estimates and evaluations. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such factors as future automotive production volumes (primarily for Ford), selling price changes, labor cost changes, material cost changes, productivity and other cost savings and capital expenditures could significantly affect our evaluations.

During the fourth quarter of 2003, Visteon recorded a pre-tax, non-cash impairment write-down of $407 million in costs of sales to reduce the net book value of certain long-lived assets. This write-down was based on an assessment by product line asset group, completed in the fourth quarter of 2003, of the recoverability of our long-lived assets in light of the challenging environment in which we operate and as part of our business planning process for 2004 and beyond. This assessment included considering the substantial change in the production levels of Visteon's major customer and the related impact on our future operating projections, as well as the anticipated impact of the recently completed Ford agreements. As a result of this analysis the assets of six product groupings were impaired: bumpers, fuel tanks, starters and alternators, steering columns, suspension systems and wiper/washer. The write-down was approximately $300 million in North America and $100 million in Europe and was determined on a "held for use" basis. Fair values were determined primarily based on prices for similar groups of assets determined by a third-party valuation firm.

Deferred Income Taxes

Deferred income taxes are provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and the basis of such assets and liabilities as measured by tax laws and regulations, as well as net operating loss, tax credit and other carryforwards. SFAS 109, "Accounting for Income Taxes," requires that deferred tax assets be reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. This assessment requires significant judgment, and the fact that a benefit may be expected for a portion but not all of a deferred tax asset increases the judgmental complexity.

We evaluate the recoverability of our deferred tax assets on an ongoing basis. In making this evaluation during 2003, we considered all available positive and negative evidence, including our past results, the existence of cumulative losses in recent years, and our forecast of future taxable income, which contemplates a minimum of $2.4 billion of U.S. taxable earnings over a 10-year time horizon. Our forecast of future taxable income exceeds our recent historical performance and reflects our best assumptions about the likely impact of several major 2003 events and other items that are expected to improve our future profitability, including:

- The series of contractual agreements reached with Ford in December 2003, under which Visteon was relieved of approximately $1,646 million of OPEB obligations related to Visteon-assigned Ford-UAW employees, in addition to other structural improvements.
- The agreement reached in the second quarter 2003 with Ford and other parties that permitted us to exit from our unprofitable seating operations in Chesterfield, Michigan.
- The significant U.S. restructuring charges incurred in recent years, which are expected to have a favorable impact on our results going forward, as well as the expectation that U.S. restructuring charges will be substantially less in 2004.
- Anticipated future cost savings in the material, manufacturing and SG&A areas, as well as the favorable impact of net new business, the majority of which is based on firm, existing contracts supported by purchase orders.

In determining the amount of future taxable income, a number of additional assumptions are made, including the amount of U.S. and foreign pre-tax operating income, the time period over which our temporary differences will reverse, and the implementation of feasible and prudent tax planning strategies. While these assumptions require significant judgment, they are consistent with the plans and estimates we are using to manage the underlying business.

As more fully described in Note 5 to our consolidated financial statements, at December 31, 2003, Visteon's consolidated balance sheet reflects a net deferred tax asset of $860 million, which includes a valuation allowance of $530 million. During 2003, we established an additional valuation allowance of $509 million against our deferred tax assets, of which $472 million was recorded through income tax expense ($468 million as a special charge in the fourth quarter) and $37 million was recorded through other comprehensive income. Of the total valuation allowance of

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

$530 million at December 31, 2003, $305 million relates to net operating losses and other deferred tax assets in certain foreign jurisdictions, including amounts for foreign affiliates that are treated as pass-through entities for U.S. tax purposes, and $225 million relates to a portion of our U.S. deferred tax assets, where recovery of the carryforwards or assets is unlikely.

We believe that we are more likely than not to recover our remaining net deferred tax asset of $860 million at December 31, 2003, through reductions in our tax liabilities in future periods. However, recovery is dependent on achieving our forecast of future taxable income. We will review our forecast in relation to actual results and expected trends on an ongoing basis. Failure to achieve our business plan targets, particularly in the U.S., may change our assessment regarding the recoverability of our net deferred tax asset and would likely result in an increase in the valuation allowance in the applicable period. Any increase in the valuation allowance would result in additional income tax expense, reduce stockholders' equity and could have a significant impact on our earnings going forward. Further, changes to statutory tax rates, particularly in the U.S., could also affect the level of our deferred tax assets. We intend to maintain an appropriate valuation allowance against our deferred tax assets until sufficient positive evidence exists to reduce or eliminate it.

Revenue Recognition

Sales are recognized when there is evidence of a sales agreement, the delivery of goods has occurred, the sales price is fixed or determinable and collectibility is reasonably assured, generally upon shipment of product to customers and transfer of title under standard commercial terms. Significant retroactive price adjustments are estimated by management based upon an assessment of the ultimate outcome of customer negotiations and are recognized in the period when such amounts become probable. Sales are recognized based on the gross amount billed to a customer for those products in which Visteon's customer has directed the sourcing of certain raw materials or components used in the manufacture of the final product.

Product Recalls

Product recall accruals are made related to our potential financial participation in our customers' actions to provide remedies related primarily to safety concerns as a result of actual or threatened regulatory or court actions. Our reserves for product recalls include the expected costs to be incurred by Visteon related to these actions. As part of our spin-off from Ford, Visteon and Ford agreed on a division of liabilities including liabilities related to product recalls. Visteon and Ford agreed on a division of responsibility for recall matters as follows: (a) Ford will retain liability for all recall claims that involve parts made or sold by Visteon for 1996 or earlier model year Ford vehicles, (b) Visteon is liable for all recall claims that involve parts made or sold by Visteon for 1997 or later model year Ford vehicles in accordance with Ford's global standard purchase order terms as applied to other Tier 1 suppliers, and (c) Visteon has assumed all responsibility for recall claims relating to parts made or sold by Visteon to any non-Ford customers. Visteon accrues for recall claims for products sold based on management estimates, with support from our sales, engineering, quality and legal activities, of the amount that eventually will be required to settle such claims. This accrual, which is reviewed in detail on a regular basis, is based on several factors, including the terms of Visteon's master transfer agreement with Ford, past experience, current claims, industry developments and various other considerations.

New Accounting Standards and Accounting Changes

Starting January 1, 2003, Visteon began expensing the fair value of stock-based awards granted to employees pursuant to SFAS 123. This standard was adopted on a prospective method basis for stock-based awards granted, modified or settled after December 31, 2002, and resulted in additional compensation expense of about $4 million in 2003.

In December 2003, the FASB issued revised Interpretation No. 46 ("FIN 46") "Consolidation of Variable Interest Entities." Until this interpretation, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns. Application of FIN 46 is required during the fourth quarter of 2003 for interests in structures that are commonly referred to as special-purpose entities; immediately for all new entities created after February 1, 2003; and for all other types of variable interest entities in the first quarter of 2004. The effect of applying the initial consolidation provisions of FIN 46 on Visteon's results of operations or financial position as of December 31, 2003 was not significant. We do not expect the application of the remaining consolidation provisions of FIN 46, as required in the first quarter of 2004, will have a material effect on Visteon's results of operations or financial position.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 ("SFAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under

SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 149 is effective for contracts entered into or modified after June 30, 2003. We currently have no contracts that fall within the guidelines of the new requirements and, as such, there was no effect of adopting SFAS 149 on Visteon's results of operations or financial position.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and the first interim period beginning after June 15, 2003. We currently have no financial instruments that fall within the guidelines of the new requirements and, as such, there was no effect of adopting SFAS 150 on Visteon's results of operations or financial position.

In December 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (revised 2003) ("SFAS 132-R"), "Employers' Disclosures about Pensions and Other Postretirement Benefits." This revised statement expands financial statement disclosures for defined benefit plans related to plan assets, investment policies, future benefit payments and plan contributions. Certain requirements of SFAS 132-R are effective for the year ended December 31, 2003, with additional requirements during 2004.

Cautionary Statement Regarding Forward-Looking Information

This report contains forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "expect," "intend," "plan," "believe," "seek" and "estimate" signify forward-looking statements. Visteon's forward-looking statements are not guarantees of future results and conditions. Important factors, risks and uncertainties that may cause actual results to differ from those expressed in Visteon's forward-looking statements include, but are not limited to, the following:

- Visteon's dependence on Ford.
- Visteon's ability to satisfy its pension and other post-employment benefit obligations, and to retire outstanding debt and satisfy other contractual commitments, all at the levels and times planned by management.
- Changes in vehicle production volume in markets where we operate, and in particular changes in Ford's North American vehicle production volume.
- Changes in the operations (including products, product planning and part sourcing), financial condition, results of operations or market share of Visteon's customers, particularly its largest customer, Ford, which is undergoing a comprehensive "revitalization plan."
- Visteon's ability to increase sales to customers other than Ford and to maintain current business with, and to provide competitive quotes and win future business from, Ford.
- Visteon's ability to generate cost savings to offset or exceed agreed upon price reductions or price reductions to win additional business and, in general, to maintain and improve its operating performance; to recover engineering and tooling costs; to streamline and focus its product portfolio; to sustain technological competitiveness; to compete favorably with automotive parts suppliers with lower cost structures and greater ability to rationalize operations; to achieve the benefits of its restructuring activities; and to exit non-performing businesses on satisfactory terms, particularly due to limited flexibility under existing labor agreements.
- Visteon's ability to satisfy its future capital and liquidity requirements; Visteon's ability to access the credit and capital markets, which depends in large part on Visteon's credit ratings (which have declined in the past and could decline further in the future); and Visteon's ability to comply with financial covenants applicable to it.
- Visteon's ability to recover its remaining net deferred tax asset through reductions in its tax liabilities in future periods.
- Visteon's ability to reduce its cost structure by, among other things, negotiating a supplement to a new Visteon-UAW collective bargaining agreement that would provide for lower wages and less-expensive benefits for future Visteon hourly workers that are more in line with what competitors pay.
- Restrictions in labor contracts with unions, and with the UAW in particular, that significantly restrict Visteon's ability to close plants, divest unprofitable, noncompetitive businesses, change local work rules and practices at a number of facilities and implement cost-saving measures.
- Significant changes in the competitive environment in the major markets where Visteon procures materials, components or supplies or where its products are manufactured, distributed or sold.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

- Visteon's ability to realize sales and profits from its book of business.
- Legal and administrative proceedings, investigations and claims, including product liability, warranty, environmental and safety claims, and any recalls of products manufactured or sold by Visteon.
- Changes in economic conditions, currency exchange rates, changes in foreign laws, regulations or trade policies or political stability in foreign countries where Visteon procures materials, components or supplies or where its products are manufactured, distributed or sold.
- Shortages of materials or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to or difficulties in the employment of labor in the major markets where Visteon purchases materials, components or supplies to manufacture its products or where its products are manufactured, distributed or sold.
- Changes in laws, regulations, policies or other activities of governments, agencies and similar organizations, domestic and foreign, that may tax or otherwise increase the cost of, or otherwise affect, the manufacture, licensing, distribution, sale, ownership or use of Visteon's products or assets.
- Possible terrorist attacks or acts of war, which could exacerbate other risks such as slowed vehicle production, interruptions in the transportation system, or fuel prices and supply.
- The cyclical and seasonal nature of the automotive industry.
- Conflicts of interest in negotiating with Ford due to the relationships of Visteon's executives with Ford and Ford executives and their ownership of Ford securities.
- Visteon's ability to comply with environmental, safety and other regulations applicable to it and any increase in the requirements, responsibilities and associated expenses and expenditures of these regulations.
- Visteon's ability to protect its intellectual property rights, and to respond to changes in technology and technological risks and to claims by others that Visteon infringes their intellectual property rights.
- Delays in completing Visteon's transition to an information technology environment that is separate from Ford's environment and to a new facility for the majority of its central executive, administrative and engineering functions.
- Other factors, risks and uncertainties detailed from time to time in Visteon's Securities and Exchange Commission filings.

These risks and uncertainties are not the only ones facing our company. Additional risks and uncertainties not presently known to Visteon or currently believed to be immaterial also may adversely affect Visteon. Any risks and uncertainties that develop into actual events could have material adverse effects on Visteon's business, financial condition and results of operations. For these reasons, do not place undue reliance on our forward-looking statements. Visteon does not intend or assume any obligation to update any of these forward-looking statements.

Quantitative and Qualitative Disclosure About Market Risk

Visteon is exposed to market risks from changes in currency exchange rates, interest rates and certain commodity prices. To manage these risks, we use a combination of fixed price contracts with suppliers, cost sourcing arrangements with customers and financial derivatives. We maintain risk management controls to monitor the risks and the related hedging. Derivative positions are examined using analytical techniques such as market value and sensitivity analysis. Derivative instruments are not used for speculative purposes, as per clearly defined risk management policies.

Foreign Currency Risk

Our net cash inflows and outflows exposed to the risk of changes in exchange rates arise from the sale of products in countries other than the manufacturing source, foreign currency denominated supplier payments, debt and other payables, subsidiary dividends and investments in subsidiaries. Our ongoing solution is to reduce the exposure through operating actions. We use foreign exchange forward contracts to manage a portion of our exposure.

Our primary foreign exchange exposure includes the Mexican peso, euro, Canadian dollar and Czech koruna. Because of the mix between our costs and our revenues in various regions, we are exposed generally to weakening of the euro and to strengthening of the Mexican peso, Canadian dollar and Czech koruna. For transactions in these currencies, we utilize a strategy of partial coverage. As of December 31, 2003, our coverage for projected transactions in these currencies was about 50% for 2004.

As of December 31, 2003 and 2002, the net fair value of financial instruments with exposure to currency risk were liabilities of $10 million and $36 million, respectively. The hypothetical pre-tax gain or loss in fair value from a 10% favorable or adverse change in quoted currency exchange rates would be approximately $81 million and $86 million as of December 31, 2003 and 2002, respectively. These estimated changes assume a parallel shift in all currency exchange rates and include the gain or loss on financial instruments used to hedge loans to subsidiaries. Because exchange rates typically do not all move in the same direction, the estimate may overstate the impact of changing exchange rates on the net fair value of our financial derivatives. It is important to note that gains and losses indicated in the sensitivity analysis would be offset by gains and losses on the underlying exposures being hedged.

Interest Rate Risk

As of December 31, 2003 and 2002, the net fair value of interest rate swaps was an asset of $15 million and $39 million, respectively. The potential loss in fair value of these swaps from a hypothetical 50 basis point adverse change in interest rates would be approximately $10 million and $16 million as of December 31, 2003 and 2002, respectively. The annual increase in pre-tax interest expense from a hypothetical 50 basis point adverse change in variable interest rates (including the impact of interest rate swaps) would be approximately $5 million and $6 million as of December 31, 2003 and 2002, respectively. This analysis may overstate the adverse impact on net interest expense because of the short-term nature of our interest bearing investments.

Commodity Risk

We have entered into long-term agreements with some of our key suppliers of non-ferrous metals to protect Visteon from changes in market prices. In addition, some products Visteon manufactures and sells to Ford containing non-ferrous metals are price-adjusted monthly based on metal content and market price. During the third quarter 2003, Visteon initiated the use of financial instruments to lock in pricing of its forward year copper purchases. As of December 31, 2003, the net fair value of copper derivatives was an asset of $2 million, and the potential loss in fair value from a 10% adverse change in quoted prices would be $2 million.

Precious metals (for catalytic converter production) are purchased through a Ford-directed source; Ford accepts all market price risk. As a result, we presently do not enter into financial derivatives to hedge these potential exposures.

Natural gas is a commodity Visteon uses in its manufacturing processing, related primarily to glass production, as well as for heating our facilities. Uncertainty in both supply and demand for this commodity has led to price instability over the last three years. As of December 31, 2003, Visteon has locked in pricing on about 65% of its projected usage for 2004, through financial derivatives. As of December 31, 2003 and 2002, the net fair value of natural gas derivatives was an asset of $9 million and $7 million, respectively. The potential loss in fair value of these derivative contracts from a 10% adverse change in quoted prices would be approximately $5 million and less than $4 million at December 31, 2003 and 2002, respectively.

SELECTED FINANCIAL DATA

The following selected consolidated financial data reflect our financial condition, results of operations and cash flows both before and after our spin-off from Ford on June 28, 2000. Selected consolidated financial data for the periods prior to our spin-off reflect the historical financial condition, results of operations and cash flows of the businesses that were considered part of the Visteon business of Ford during each respective period. The historical consolidated statement of operations data set forth below for periods prior to our spin-off do not reflect many significant changes that occurred in the operations and funding of our company as a result of our spin-off from Ford.

The selected consolidated financial data should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and accompanying notes included elsewhere in this report. The consolidated statement of operations, cash flow and balance sheet data, set forth below, have been derived from our audited financial statements. Certain amounts for prior periods were reclassified to conform with present period presentation.

The following financial information may not reflect what our results of operations, financial condition and cash flows would have been had we operated as a separate, stand-alone entity during the periods presented or what our results of operations, financial condition and cash flows will be in the future.

(in millions, except per share amounts and percentages)	**2003**	2002	2001	2000	1999
Statement of Operations Data					
Sales					
Ford and affiliates	**$13,475**	$14,779	$14,656	$16,448	$17,105
Other customers	**4,185**	3,616	3,187	3,019	2,261
Total sales	**17,660**	18,395	17,843	19,467	19,366
Costs and expenses					
Costs of sales	**17,786**	17,588	17,105	18,129	17,380
Selling, administrative and other expenses	**1,002**	888	855	897	797
Total costs and expenses	**18,788**	18,476	17,960	19,026	18,177
Operating income (loss)	**(1,128)**	(81)	(117)	441	1,189
Interest income	**17**	23	55	109	79
Interest expense	**94**	103	131	167	143
Net interest expense	**(77)**	(80)	(76)	(58)	(64)
Equity in net income of affiliated companies	**55**	44	24	56	47
Income (loss) before income taxes, minority interests and change in accounting	**(1,150)**	(117)	(169)	439	1,172
Provision (benefit) for income taxes	**34**	(58)	(72)	143	422
Income (loss) before minority interests and change in accounting	**(1,184)**	(59)	(97)	296	750
Minority interests in net income of subsidiaries	**29**	28	21	26	15
Income (loss) before change in accounting	**(1,213)**	(87)	(118)	270	735
Cumulative effect of change in accounting, net of tax	**—**	(265)	—	—	—
Net income (loss)	**$ (1,213)**	$ (352)	$ (118)	$ 270	$ 735
Earnings (loss) per share:					
Basic and diluted before cumulative effect of change in accounting (based on 130,000,000 shares outstanding for periods prior to our spin-off)	**$ (9.65)**	$ (0.68)	$ (0.91)	$ 2.08	$ 5.65
Cumulative effect of change in accounting	**—**	(2.07)	—	—	—
Basic and diluted	**$ (9.65)**	$ (2.75)	$ (0.91)	$ 2.08	$ 5.65
Cash dividends per share	**$ 0.24**	$ 0.24	$ 0.24	$ 0.12	—

(in millions, except per share amounts and percentages)	2003	2002	2001	2000	1999
Statement of Cash Flows Data					
Cash provided by (used in) operating activities	$ 370	$ 1,101	$ 436	$ (526)	$ 2,482
Cash (used in) investing activities	(788)	(607)	(743)	(842)	(1,453)
Cash provided by (used in) financing activities	128	(338)	(75)	924	290
Balance Sheet Data, end of period					
Total assets	$10,964	$11,170	$11,162	$11,405	$12,542
Total debt	1,818	1,691	1,922	2,019	2,319
Total equity	1,858	2,978	3,291	3,505	1,499
Other Financial Data					
Depreciation and amortization	$ 674	$ 631	$ 666	$ 676	$ 651
Capital expenditures	879	723	752	793	876
After tax return on:					
Sales	(6.7)%	(0.3)%	(0.5)%	1.5%	3.9%
Average assets	(10.7)%	(0.5)%	(0.9)%	2.5%	6.8%

CONSOLIDATED STATEMENT OF OPERATIONS

	For the Years Ended December 31,		
(in millions, except per share amounts)	**2003**	2002	2001
Sales (Notes 2 and 11)			
Ford and affiliates	**$13,475**	$14,779	$14,656
Other customers	**4,185**	3,616	3,187
Total sales	**17,660**	18,395	17,843
Costs and expenses (Notes 2, 11 and 13)			
Costs of sales	**17,786**	17,588	17,105
Selling, administrative and other expenses	**1,002**	888	855
Total costs and expenses	**18,788**	18,476	17,960
Operating (loss)	**(1,128)**	(81)	(117)
Interest income	**17**	23	55
Interest expense	**94**	103	131
Net interest expense	**(77)**	(80)	(76)
Equity in net income of affiliated companies (Note 2)	**55**	44	24
(Loss) before income taxes, minority interests and change in accounting	**(1,150)**	(117)	(169)
Provision (benefit) for income taxes (Note 5)	**34**	(58)	(72)
(Loss) before minority interests and change in accounting	**(1,184)**	(59)	(97)
Minority interests in net income of subsidiaries	**29**	28	21
(Loss) before change in accounting	**(1,213)**	(87)	(118)
Cumulative effect of change in accounting, net of tax (Note 14)	**—**	(265)	—
Net (loss)	**$(1,213)**	$ (352)	$ (118)
Basic and diluted loss per share (Note 2)			
Before cumulative effect of change in accounting	**$ (9.65)**	$ (0.68)	$ (0.91)
Cumulative effect of change in accounting	**—**	(2.07)	—
Basic and diluted	**$ (9.65)**	$ (2.75)	$ (0.91)
Cash dividends per share	**$ 0.24**	$ 0.24	$ 0.24

The accompanying notes are part of the financial statements.

CONSOLIDATED BALANCE SHEET

(in millions)	December 31, 2003	December 31, 2002
Assets		
Cash and cash equivalents	$ 953	$ 1,204
Marketable securities	3	74
Total cash and marketable securities	956	1,278
Accounts receivable—Ford and affiliates	1,198	1,401
Accounts receivable—other customers	1,164	828
Total receivables, net (Notes 2 and 4)	2,362	2,229
Inventories (Note 3)	761	878
Deferred income taxes	163	199
Prepaid expenses and other current assets	168	153
Total current assets	4,410	4,737
Equity in net assets of affiliated companies	215	191
Net property (Note 4)	5,369	5,443
Deferred income taxes	700	566
Other assets	270	233
Total assets	$10,964	$11,170
Liabilities and Stockholders' Equity		
Trade payables	$ 2,270	$ 2,038
Accrued liabilities (Note 6)	924	1,021
Income taxes payable	27	14
Debt payable within one year (Note 8)	351	393
Total current liabilities	3,572	3,466
Long-term debt (Note 8)	1,467	1,298
Postretirement benefits other than pensions (Note 7)	469	409
Postretirement benefits payable to Ford (Note 7)	2,090	1,874
Other liabilities (Note 6)	1,508	1,145
Total liabilities	9,106	8,192
Stockholders' equity		
Capital stock (Note 9)		
Preferred stock, par value $1.00, 50 million shares authorized, none outstanding	—	—
Common stock, par value $1.00, 500 million shares authorized, 131 million shares issued, 131 million and 129 million shares outstanding, respectively	131	131
Capital in excess of par value of stock	3,288	3,298
Accumulated other comprehensive (loss)	(21)	(140)
Other	(19)	(33)
Accumulated deficit	(1,521)	(278)
Total stockholders' equity	1,858	2,978
Total liabilities and stockholders' equity	$10,964	$11,170

The accompanying notes are part of the financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the Years Ended December 31,		
(in millions)	**2003**	2002	2001
Cash and cash equivalents at January 1	**$1,204**	$1,024	$1,412
Cash flows provided by operating activities (Note 15)	**370**	1,101	436
Cash flows from investing activities			
Capital expenditures	**(879)**	(723)	(752)
Acquisitions and investments in joint ventures, net	**(4)**	—	(7)
Purchases of securities	**(48)**	(508)	(346)
Sales and maturities of securities	**118**	588	260
Other	**25**	36	102
Net cash used in investing activities	**(788)**	(607)	(743)
Cash flows from financing activities			
Commercial paper (repayments) issuances, net	**(85)**	(194)	8
Other short-term debt, net	**55**	45	—
Proceeds from issuance of other debt	**238**	115	114
Principal payments on other debt	**(121)**	(245)	(144)
Purchase of treasury stock	**(5)**	(24)	(25)
Cash dividends	**(31)**	(31)	(31)
Other, including book overdrafts	**77**	(4)	3
Net cash provided by (used in) financing activities	**128**	(338)	(75)
Effect of exchange rate changes on cash	**39**	24	(6)
Net (decrease) increase in cash and cash equivalents	**(251)**	180	(388)
Cash and cash equivalents at December 31	**$ 953**	$1,204	$1,024

The accompanying notes are part of the financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(in millions)	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Earnings Retained for Use in Business (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Other: Treasury Stock	Other: Unearned Stock Compensation	Total
Year Ended December 31, 2001								
Beginning balance	131	$131	$3,311	$ 254	$(179)	$ —	$(12)	$ 3,505
Comprehensive income (loss)								
Net (loss)				(118)				(118)
Foreign currency translation					(53)			(53)
Realized and unrealized gains/losses on derivatives, net of tax					5			5
Change in unrealized loss on marketable securities, net of tax					(2)			(2)
Minimum pension liability, net of tax					(2)			(2)
Comprehensive (loss)								(170)
Purchase of treasury stock						(25)		(25)
Deferred stock-based compensation						13	(13)	—
Amortization and adjustment of deferred stock-based compensation, net							9	9
Exercise of common stock options						3		3
Cash dividends				(31)				(31)
Ending balance	131	$131	$3,311	$ 105	$(231)	$ (9)	$(16)	$ 3,291
Year Ended December 31, 2002								
Beginning balance	131	$131	$3,311	$ 105	$(231)	$ (9)	$(16)	$ 3,291
Comprehensive income (loss)								
Net (loss)				(352)				(352)
Foreign currency translation					170			170
Realized and unrealized gains/losses on derivatives, net of tax					(13)			(13)
Change in unrealized loss on marketable securities, net of tax					1			1
Minimum pension liability, net of tax					(67)			(67)
Comprehensive (loss)								(261)
Purchase of treasury stock						(24)		(24)
Deferred stock-based compensation						16	(16)	—
Amortization and adjustment of deferred stock-based compensation, net			(13)			(1)	17	3
Cash dividends				(31)				(31)
Ending balance	131	$131	$3,298	$ (278)	$(140)	$(18)	$(15)	$ 2,978
Year Ended December 31, 2003								
Beginning balance	131	$131	$3,298	$ (278)	$(140)	$(18)	$(15)	$ 2,978
Comprehensive income (loss)								
Net (loss)				(1,213)				(1,213)
Foreign currency translation					192			192
Realized and unrealized gains/losses on derivatives, net of tax					16			16
Minimum pension liability					(89)			(89)
Comprehensive (loss)								(1,094)
Purchase of treasury stock						(5)		(5)
Deferred stock-based compensation			(4)			20	(16)	—
Amortization and adjustment of deferred stock-based compensation, net			(6)			2	13	9
Cash dividends				(30)				(30)
Ending balance	131	$131	$3,288	$(1,521)	$ (21)	$ (1)	$(18)	$ 1,858

The accompanying notes are part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

1 Background and Basis of Presentation

Visteon Corporation ("Visteon") is a leading global supplier of automotive systems, modules and components. Visteon sells products primarily to global vehicle manufacturers, and also sells to the worldwide aftermarket for replacement and vehicle appearance enhancement parts. Visteon became an independent company when Ford Motor Company ("Ford") established Visteon as a wholly-owned subsidiary in January 2000 and subsequently transferred to Visteon the assets and liabilities comprising Ford's automotive components and systems business. Ford completed its spin-off of Visteon on June 28, 2000 (the "spin-off"). Prior to incorporation, Visteon operated as Ford's automotive components and systems business.

Visteon and Ford have entered into a series of agreements outlining the business relationship between the two companies following the spin-off which are further discussed in Note 11 of our consolidated financial statements.

Use of estimates and assumptions as determined by management are required in the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates and assumptions. Certain amounts for prior periods were reclassified to conform with present period presentation.

2 Accounting Policies

Principles of Consolidation
The consolidated financial statements include the accounts of Visteon and its majority-owned subsidiaries. Intra-Visteon transactions have been eliminated in consolidation. Companies that are 20% to 50% owned by Visteon are accounted for on an equity basis.

Variable Interest Entities
In December 2003, the FASB issued revised Interpretation No. 46 ("FIN 46") "Consolidation of Variable Interest Entities." Until this interpretation, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns. Application of FIN 46 is required during the fourth quarter of 2003 for interests in structures that are commonly referred to as special-purpose entities; immediately for all new entities created after February 1, 2003; and for all other types of variable interest entities in the first quarter of 2004. The effect of applying the initial consolidation provisions of FIN 46 on Visteon's results of operations or financial position as of December 31, 2003 was not significant. We do not expect the application of the remaining consolidation provisions of FIN 46, as required in the first quarter of 2004, will have a material effect on Visteon's results of operations or financial position.

From June 30, 2002, a variable interest entity owned by an affiliate of a bank is included in Visteon's consolidated financial statements. This entity was established in early 2002 to build a leased facility for Visteon to centralize customer support functions, research and development and administrative operations. Construction of the facility is planned to be completed in 2004 at a cost of about $250 million, with initial occupancy starting in mid-2004. The lease agreement requires Visteon to make lease payments after construction is substantially completed equal to all interest then due and payable by the variable interest entity under the related credit agreement. The lease term expires in 2017, at which time Visteon is required to either purchase the facility at a price equal to the sum of all borrowings under the related credit agreement, less certain proceeds and other amounts applied against the balance, or renew the lease upon the mutual agreement of Visteon and the lessor. Consolidation of this entity was based on an assessment that Visteon is subject to a majority of the risk of loss from the variable interest entity's activities and is entitled to receive a majority of the entity's residual returns. This assessment included consideration of the terms of the lease agreement, the amount of the owner's equity investment at risk and the source of the entity's debt financing through the delayed-draw term loan arrangement provided for under Visteon's Credit Facilities discussed further in Note 8 of our consolidated financial statements. As of December 31, 2003, this entity has incurred about $117 million in expenditures related to this facility.

Revenue Recognition
Sales are recognized when there is evidence of a sales agreement, the delivery of goods has occurred, the sales price is fixed or determinable and collectibility is reasonably assured, generally upon shipment of product to customers and transfer of title under standard commercial terms. Significant retroactive price adjustments are recognized in the period when such amounts become probable. Sales are recognized based on the gross amount billed to a customer for those products in which Visteon's customer has directed the sourcing of certain raw materials or components used in the manufacture of the final product.

Guarantees and Product Warranty
In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of

Others." FIN 45 clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. As of December 31, 2003, the effect of adopting FIN 45 on Visteon's results of operations and financial position was not material.

Visteon accrues for warranty obligations for products sold based on management estimates, with support from our sales, engineering, quality and legal activities, of the amount that eventually will be required to settle such obligations. This accrual, which is reviewed in detail on a regular basis, is based on several factors, including contractual arrangements, past experience, current claims, production changes, industry developments and various other considerations. The following table presents a reconciliation of changes in the product warranty claims liability for the selected periods:

(in millions)	2003	2002	2001
Beginning balance	$ 17	$ 20	$ 18
Accruals for products shipped	25	16	18
Accruals for pre-existing warranties (including changes in estimates)	(3)	—	4
Settlements	(17)	(19)	(20)
Ending balance	$ 22	$ 17	$ 20

Visteon enters into agreements that contain indemnification provisions in the normal course of business for which the risks are considered nominal and impracticable to estimate.

Product Recalls

Visteon accrues for product recall claims related to potential financial participation in customers' actions to provide remedies related primarily to safety concerns as a result of actual or threatened regulatory or court actions. Visteon accrues for recall claims for products sold based on management estimates, with support from our sales, engineering, quality and legal activities, of the amount that eventually will be required to settle such claims. This accrual, which is reviewed in detail on a regular basis, is based on several factors, including contractual arrangements, past experience, current claims, industry developments and various other considerations.

Other Costs

Advertising and sales promotion costs are expensed as incurred. Advertising costs were $15 million in 2003, $17 million in 2002 and $19 million in 2001.

Research and development costs are expensed as incurred and were $903 million in 2003, $902 million in 2002 and $1,037 million in 2001.

Pre-production design and development costs that are non-reimbursable relating to long-term supply arrangements are expensed as incurred.

Related Party Transaction

A member of Visteon's Board of Directors was the Chief Executive Officer of a supplier of contract staffing services to Visteon. Visteon's payments to this supplier were approximately $81 million and $115 million in 2003 and 2002, respectively. The supplier has indicated that it expects to recognize approximately $13 million and $20 million of these payments as revenue in 2003 and 2002, respectively, relating to services performed directly by the supplier. The remaining payments to this supplier are related to arrangements in which the supplier serves as a master vendor on the behalf of many other suppliers and are not expected to be recognized as revenue for such supplier. This individual ceased to be an employee or officer of this supplier in December 2003.

Income (Loss) Per Share of Common Stock

Basic income (loss) per share of common stock is calculated by dividing net income by the average number of shares of common stock outstanding during the applicable period, adjusted for restricted stock. The calculation of diluted income per share takes into account the effect of dilutive potential common stock, such as stock options, and contingently returnable shares, such as restricted stock. Basic and diluted income (loss) per share were calculated using the following numbers of shares:

(average shares in millions)	2003	2002	2001
Common shares outstanding	130.4	130.3	130.7
Less: Restricted stock outstanding	(4.6)	(2.6)	(1.4)
Basic shares	125.8	127.7	129.3
Net dilutive effect of restricted stock and stock options	—	—	—
Diluted shares	125.8	127.7	129.3

For 2003, 2002 and 2001, potential common stock of about 1,020,000 shares, 606,000 shares and 343,000 shares, respectively, are excluded from the calculation of diluted income per share because the effect of including them would have been antidilutive.

Derivative Financial Instruments

Visteon has operations in every major region of the world and is exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates, interest rates and commodity prices. These financial exposures are monitored and managed by Visteon as an integral part of the company's overall risk management program, which recognizes the unpredictability of financial markets and seeks to reduce the potentially adverse effect on Visteon's results. Visteon uses derivative financial instruments, including forward contracts, swaps and options, to

NOTES TO FINANCIAL STATEMENTS *(continued)*

manage the exposures in exchange rates, interest rates and commodity prices. All derivative financial instruments are classified as "held for purposes other than trading." Visteon policy specifically prohibits the use of leveraged derivatives or use of any derivatives for speculative purposes.

Visteon's primary foreign currency exposures, in terms of net corporate exposure, are in the Mexican peso, euro, Czech koruna, and Canadian dollar. Visteon uses derivative instruments to hedge expected future cash flows in foreign currencies and firm commitments. Visteon has entered into interest rate swaps to manage its interest rate risk. As a result of these swaps, approximately 40% of Visteon's borrowings are on a fixed rate basis, with the balance on a variable rate basis, subject to changes in short-term interest rates. Visteon's primary commodity-price exposures are aluminum, copper and natural gas, which are managed through derivative financial instruments and fixed-price contracts with suppliers.

The criteria used to determine whether hedge accounting treatment is appropriate are the designation of the hedge to an underlying exposure, reduction of overall risk and correlation between the changes in the value of the derivative instrument and the underlying exposure. Gains and losses on cash flow hedges initially are reported as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Gains and losses on interest rate swaps (fair value hedges) are recorded in long-term debt (see Note 12 of our consolidated financial statements). All other derivative gains and losses are recognized in costs of sales. Except for interest rate swaps, these derivatives usually mature in two years or less, consistent with the underlying transactions. The effect of changes in exchange rates, interest rates and commodity prices may not be fully offset by gains or losses on currency derivatives, depending on the extent to which the exposures are hedged.

Foreign Currency Translation

Assets and liabilities of Visteon's non-U.S. businesses generally are translated to U.S. dollars at end-of-period exchange rates. The effects of this translation for Visteon are reported in other comprehensive income. Remeasurement of assets and liabilities of Visteon's non-U.S. businesses that use the U.S. dollar as their functional currency are included in income as transaction gains and losses. Income statement elements of Visteon's non-U.S. businesses are translated to U.S. dollars at average-period exchange rates and are recognized as part of revenues, costs and expenses. Also included in income are gains and losses arising from transactions denominated in a currency other than the functional currency of the business involved. Net transaction gains and losses, as described above, decreased net income $26 million and $14 million in 2003 and 2002, respectively, and increased net income $6 million in 2001. Total foreign currency translation adjustments as a component of accumulated other comprehensive income increased stockholders' equity by $130 million at December 31, 2003, and reduced stockholders' equity $62 million at December 31, 2002.

Cash and Cash Equivalents

Visteon considers all highly liquid investments purchased with a maturity of three months or less, including short-term time deposits and government agency and corporate obligations, to be cash equivalents.

Marketable Securities

Marketable securities are classified as available-for-sale. The fair value of substantially all securities is determined by quoted market prices. The estimated fair value of securities, for which there are no quoted market prices, is based on similar types of securities that are traded in the market. Book value approximates fair value for all securities.

Accounts Receivable

The allowance for doubtful accounts was $35 million and $24 million at December 31, 2003 and 2002, respectively.

Investments in Affiliates

The following table presents summarized financial data for those affiliates accounted for under the equity method. The amounts represent 100% of the assets, liabilities, equity and results of operations of these affiliates. Visteon reports its share of their net assets and net income in the lines "Equity in net assets of affiliated companies" on the Consolidated Balance Sheet and "Equity in net income of affiliated companies" on the Consolidated Statement of Operations.

	December 31,	
(in millions)	2003	2002
Current assets	$571	$361
Other assets	345	320
Total assets	$916	$681
Current liabilities	$328	$217
Other liabilities	85	91
Stockholders' equity	503	373
Total liabilities and stockholders' equity	$916	$681

(in millions)	2003	2002	2001
Net sales	$1,462	$973	$747
Gross profit	368	217	152
Net income	111	93	63

Capitalized Software Costs

Significant costs incurred in the acquisition or development of software for internal use are capitalized. Costs incurred prior to the final selection of software and costs not qualifying for capitalization are charged to expense. Capitalized internal software costs include primarily external direct costs and payroll and payroll related costs. Capitalized software costs are amortized using the straight-line method over estimated useful lives generally ranging from 3 to 8 years. The net book value of capitalized software costs was about $171 million at December 31, 2003. Related amortization expense was about $39 million in 2003.

Impairment of Long-Lived Assets and Certain Identifiable Intangibles

Visteon evaluates long-lived assets to be held and used and long-lived assets to be disposed of for potential impairment at the product line level whenever events or changes in business circumstances indicate that the carrying value of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Asset groupings at the product line level, rather than the operating segment level used in prior years, is considered the lowest level of identifiable cash flows which are largely independent as the recently completed Ford agreements contractually provide Visteon greater flexibility to make product level decisions, including decisions related to selling or exiting certain businesses. Visteon considers projected future undiscounted cash flows, trends and other circumstances in making such estimates and evaluations. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such factors as future automotive production volumes (primarily for Ford), selling price changes, labor cost changes, material cost changes, productivity and other cost savings and capital expenditures could significantly affect our evaluations. Asset impairment charges recorded during 2003 are discussed further in Note 13 of our consolidated financial statements.

Goodwill

Visteon adopted Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets," effective January 1, 2002. SFAS 142 no longer permits amortization of goodwill and establishes a new method of testing goodwill for impairment by using a fair-value based approach. See Note 14 of our consolidated financial statements for further description related to this accounting change.

Postemployment Benefits

Visteon accounts for certain severance benefits to former or inactive employees after employment but before retirement when it is probable that a liability has been incurred, and the amount can be reasonably estimated.

Stock-Based Awards

Starting January 1, 2003, Visteon began expensing the fair value of stock-based awards granted to employees pursuant to Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." This standard was adopted on a prospective method basis for stock-based awards granted, modified or settled after December 31, 2002. For stock options and restricted stock awards granted prior to January 1, 2003, Visteon measures compensation cost using the intrinsic value method. If compensation cost for all stock-based awards had been determined based on the estimated fair value of stock options and the fair value set at the date of grant for restricted stock awards, in accordance with the provisions of SFAS 123, Visteon's reported net (loss) and (loss) per share would have changed to the pro forma amounts indicated below:

(in millions, except per share amounts)	2003	2002	2001
Net (loss), as reported	$(1,213)	$ (352)	$ (118)
Add: Stock-based employee compensation expense included in reported net (loss), net of related tax effects	9	4	9
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(18)	(15)	(11)
Pro forma net (loss)	$(1,222)	$ (363)	$ (120)
(Loss) per share:			
Basic and diluted—as reported	$ (9.65)	$(2.75)	$(0.91)
Basic and diluted—pro forma	$ (9.71)	$(2.84)	$(0.93)

The following is a summary of the fair values and assumptions used under a Black-Scholes option-pricing model for stock options granted in 2003, 2002 and 2001:

	2003	2002	2001
Fair Values			
Average fair value of stock option granted in which the exercise price equaled the market price of the stock on the grant date	$6.62	$6.27	$6.83
Average fair value of stock option granted in which the exercise price was less than the market price of the stock on the grant date	N/A	N/A	$7.94
Weighted Average Assumptions			
Risk-free interest rate	3.0%	4.8%	4.7%
Expected life (years)	5.0	6.0	4.7
Volatility	43.2%	51.6%	42.8%
Dividend yield	1.9%	1.8%	1.4%

See Note 9 of our consolidated financial statements for further information related to stock-based awards.

NOTES TO FINANCIAL STATEMENTS *(continued)*

3 Inventories

(in millions)	December 31, 2003	2002
Raw materials, work-in-process and supplies	$630	$743
Finished products	131	135
Total inventories	$761	$878
U.S. inventories	$436	$548

Inventories are stated at the lower of cost or market. The cost of most U.S. inventories is determined by the last-in, first-out ("LIFO.") method. The cost of the remaining inventories is determined primarily by the first-in, first-out ("FIFO") method.

If the FIFO method had been used instead of the LIFO method, inventories would have been higher by $98 million and $78 million at December 31, 2003 and 2002, respectively.

4 Net Property, Depreciation and Amortization

(in millions)	December 31, 2003	2002
Land	$ 122	$ 125
Buildings and land improvements	1,549	1,561
Machinery, equipment and other	8,313	8,631
Construction in progress	428	320
Total land, plant and equipment	10,412	10,637
Accumulated depreciation	(5,398)	(5,527)
Net land, plant and equipment	5,014	5,110
Special tools, net of amortization	355	333
Net property	$ 5,369	$ 5,443

Property, equipment and special tools are depreciated principally using the straight-line method of depreciation over the estimated useful life of the asset. On average, buildings and land improvements are depreciated based on a 30-year life; machinery and equipment are depreciated based on a 14-year life. Special tools are amortized using the straight-line method over periods of time representing the estimated life of those tools, with the majority of tools amortized over five years.

Depreciation and amortization expenses, were as follows:

(in millions)	2003	2002	2001
Depreciation	$572	$551	$562
Amortization	102	80	81
Goodwill amortization	—	—	23
Total	$674	$631	$666

At December 31, 2003, Visteon had the following minimum rental commitments under non-cancelable operating leases (in millions): 2004—$53; 2005—$35; 2006—$29; 2007—$26; 2008—$19; thereafter—$70. Rent expense was $86 million in 2003, $90 million in 2002 and $106 million in 2001.

Maintenance, repairs and rearrangement costs are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. Pre-production costs related to new facilities are expensed as incurred. Unbilled receivables related to tooling costs, which are not owned by Visteon and for which there is an agreement for contractual reimbursement, were about $238 million and $189 million at December 31, 2003 and 2002, respectively.

5 Income Taxes

Income (loss) before income taxes, minority interests and change in accounting, excluding equity in net income of affiliated companies, was as follows:

(in millions)	2003	2002	2001
U.S	$(1,170)	$(115)	$(343)
Non-U.S	(35)	(46)	150
Total income (loss) before income taxes	$(1,205)	$(161)	$(193)

The provision (benefit) for income taxes was calculated as follows:

(in millions)	2003	2002	2001
Current tax provision (benefit)			
U.S. federal	$ —	$ (1)	$ (6)
Non-U.S	89	76	77
U.S. state and local	1	—	—
Total current	90	75	71
Deferred tax provision (benefit)			
U.S. federal	(243)	(57)	(115)
Non-U.S	208	(72)	(24)
U.S. state and local	(21)	(4)	(4)
Total deferred	(56)	(133)	(143)
Total provision (benefit)	$ 34	$ (58)*	$ (72)

* *Excludes effect of change in accounting.*

A reconciliation of the provision (benefit) for income taxes compared with amounts at the U.S. statutory tax rate is shown below:

	2003	2002	2001
Tax provision (benefit) at U.S. statutory rate of 35%	(35)%	(35)%	(35)%
Effect of:			
Tax on non-U.S. income	—	—	—
U.S. state and local income taxes	(2)	(2)	(2)
U.S. general business credits	(1)	(6)	(6)
Increase in valuation allowance	39	13	—
Other	2	(6)	6
Provision (benefit) for income taxes	3%	(36)%*	(37)%

* *Excludes effect of change in accounting.*

Deferred taxes are provided for the net effect of repatriating earnings of non-U.S. subsidiaries. Deferred tax assets and liabilities reflect the estimated tax effect of accumulated temporary differences between assets and liabilities for financial reporting purposes and those amounts as measured by tax laws and regulations, as well as net operating loss, and tax credit and other carryforwards.

The components of deferred income tax assets and liabilities at December 31 were as follows:

	December 31,	
(in millions)	2003	2002
Deferred tax assets		
Employee benefit plans	$1,181	$1,059
Capitalized research and development expenses	319	11
Net operating losses and other carryforwards	437	434
All other	375	182
Subtotal	2,312	1,686
Valuation allowance	(530)	(21)
Total deferred tax assets	1,782	1,665
Deferred tax liabilities		
Depreciation and amortization	590	707
All other	332	196
Total deferred tax liabilities	922	903
Net deferred tax assets	$ 860	$ 762

On its 2002 U.S. federal income tax return, Visteon capitalized certain research and development expenses, which resulted in the utilization of substantially all of its U.S. net operating loss carryforwards at December 31, 2002. Visteon intends to capitalize additional research and development expenses on its 2003 U.S. federal income tax return, resulting in no incremental U.S. net operating loss at December 31, 2003. The anticipated tax benefit of non-U.S. net operating loss carryforwards is $285 million at December 31, 2003. These losses have carryforward periods ranging from 5 years to indefinite. U.S. foreign tax credit carryforwards are $81 million at December 31, 2003. These credits will begin to expire in 2006. U.S. general business credit and other carryforwards are $71 million at December 31, 2003. These credits and other carryforwards will begin to expire in 2021.

During 2003, Visteon recorded an additional valuation allowance of $509 million against its deferred tax assets, of which $472 million was recorded through income tax expense ($468 million as a special charge in the fourth quarter) and $37 million was recorded through other comprehensive income. As of December 31, 2003, a valuation allowance totaling $530 million has been recorded against Visteon's deferred tax assets. Of this amount, $305 million relates to net operating loss carryforwards and other deferred tax assets in certain foreign jurisdictions, including amounts for foreign affiliates that are treated as pass-through entities for U.S. tax purposes, and $225 million relates to a portion of Visteon's U.S. deferred tax assets, where recovery of the carryforwards or assets is unlikely.

The valuation allowance at December 31, 2003 was determined in accordance with the provisions of SFAS 109, "Accounting for Income Taxes," which requires an assessment of positive and negative evidence when measuring the need for a valuation allowance. Such assessment must be done on a jurisdiction-by-jurisdiction basis. In evaluating the recoverability of its deferred tax assets, Visteon considered all available positive and negative evidence, including past results, the existence of cumulative losses in recent years, and forecasted future taxable income. Visteon concluded that an increase to the valuation allowance against its deferred tax assets was required during 2003. The realization of the remaining net deferred tax asset at December 31, 2003, is dependent on future taxable income. Failure to achieve expected results in 2004 or beyond may require an increase in the valuation allowance against Visteon's deferred tax assets. Such an increase would result in additional income tax expense for the applicable period. Visteon intends to maintain an appropriate valuation allowance until sufficient positive evidence exists to reduce or eliminate it.

NOTES TO FINANCIAL STATEMENTS *(continued)*

6 Liabilities

Current Liabilities
Included in accrued liabilities at December 31 were the following:

(in millions)	December 31, 2003	2002
Employee benefits, including pensions	$ 381	$ 384
Salaries, wages and employer taxes	104	170
Postretirement benefits other than pensions	72	92
Other	367	375
Total accrued liabilities	$ 924	$1,021

Noncurrent Liabilities
Included in other noncurrent liabilities at December 31 were the following:

(in millions)	December 31, 2003	2002
Employee benefits, including pensions	$ 668	$ 571
Minority interests in net assets of subsidiaries	156	129
Deferred income taxes	3	3
Other	681	442
Total other liabilities	$1,508	$1,145

Other current and noncurrent liabilities include amounts related to product warranty, product recall and the exit from the North American seating operation, which is discussed further in Note 13 of our consolidated financial statements.

7 Employee Retirement Benefits

Employee Retirement Plans
In the U.S., Visteon hourly employees represented by the UAW and other collective bargaining groups earn noncontributory benefits based on employee service. Visteon U.S. salaried employees earn similar noncontributory benefits as well as contributory benefits related to pay and service. In accordance with the separation agreements, Ford retained the past service obligations for those transferred salaried employees who were eligible to retire in 2000 as well as those whose combined age and years of service was at least 60 at the date of the separation from Ford. For all other transferred salaried employees, Visteon assumed the pension obligations as well as assets with a fair value at least equal to the related projected benefit obligation at the date of the separation from Ford but no less than the amount required to be transferred under applicable laws and regulations. Certain of the non-U.S. subsidiaries sponsor separate plans that provide similar types of benefits to their employees. For these non-U.S. plans, Visteon has assumed all plan benefit obligations for Visteon employees as well as assets that approximated the benefit obligations for funded plans at the separation date.

In general, Visteon's plans are funded with the exception of certain supplemental benefit plans for executives and a plan in Germany. Visteon's policy for funded plans is to contribute annually, at a minimum, amounts required by applicable law, regulation or union agreement.

Visteon-assigned Ford-UAW employees, comprising about 22,000 people (combined actives and retirees) at December 31, 2003, participate in the Ford-UAW Retirement Plan, sponsored by Ford. By agreement, Visteon compensates Ford for the pension expense incurred by Ford for Visteon-assigned employees. The amount of compensation is disclosed in the table below on the "expense for Visteon-assigned Ford-UAW and certain salaried employees" line, and is calculated by Ford on a SFAS 87 basis using Ford's pension assumptions.

Most U.S. salaried employees are eligible to participate in a defined contribution plan (Visteon Investment Plan) by contributing a portion of their compensation, which was partially matched by Visteon. Matching contributions were $31 million in 2001 and were suspended effective January 1, 2002.

Postretirement Health Care and Life Insurance Benefits
In the U.S., Visteon has a financial obligation for the cost of providing selected health care and life insurance benefits to its employees under Visteon sponsored plans. In addition, under the terms of the Hourly Employee Assignment Agreement (the "Agreement"), Ford charges the company for a portion of the cost of such benefits that are provided by Ford to Visteon-assigned Ford-UAW employees who retire after July 1, 2000. The estimated cost for these benefits is accrued over periods of employee service on an actuarially determined basis. The amounts charged by Ford related to the Visteon-assigned Ford-UAW employees are determined by Ford's actuaries, computed in accordance with Ford's SFAS 106 methodologies and actuarial assumptions, and are included in the accompanying balance sheet as postretirement benefits payable to Ford.

During the fourth quarter of 2003, the Agreement was amended and restated. Under the terms of the amended and restated agreement, Ford agreed to assume responsibility for approximately $1,646 million of amounts previously owed by Visteon to Ford for postretirement health and life insurance benefits earned by the Visteon-assigned Ford-UAW employees during the period prior to the separation. Ford agreed also to assume responsibility for future accretion on the $1,646 million amount at the appropriate SFAS 106 discount rate (6.25% at December 31, 2003). Visteon had previously recorded the $1,646 million liability in accordance with the original terms of the Agreement. Visteon continues to be responsible to Ford for changes in this liability that result from changes in actuarial assumptions, changes in salaries and Visteon early retirement incentive plans.

In accordance with SFAS 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings," Visteon has not recorded any gain or loss relating to this amendment because future accretion and contingently payable amounts with respect to the restructured obligation are expected to exceed the amount currently recorded by Visteon. The amounts ultimately due are contingent upon future health and retirement benefit costs to be charged to Visteon by Ford with respect to the Visteon-assigned Ford-UAW employees. A portion of the yearly expense charged by Ford will be offset as charged by the release of the contingently payable amount ($1,138 million at December 31, 2003) and the remainder will reduce future accretion charges over the life of the obligation ($508 million).

Under the terms of the revised Agreements with Ford, Visteon is required to fund a portion of actual costs of these benefits as incurred by Ford for the Visteon-assigned Ford-UAW employees through 2005 and certain salaried employees through 2010. In addition, Visteon has agreed to contribute funds to a Voluntary Employees' Beneficiary Association ("VEBA") trust to fund postretirement health care and life insurance benefits to be provided by Ford related to the post-spin service of Visteon-assigned Ford-UAW hourly employees as well as many transferred salaried employees. The required VEBA funding is over a 44-year period beginning in 2006 for the Visteon-assigned Ford-UAW hourly employees, and over a 39-year period beginning in 2011 for those salaried employees. The annual funding requirement during these periods will be determined based upon amortization of the unfunded liabilities at the beginning of each period, plus amortization of annual expense. Based upon estimates of the unfunded liabilities and the related expense, the first required annual payment to the VEBA will be about $112 million (which includes about $30 million to cover benefit payments) in 2006 reduced from $535 million based on the prior agreement. In December 2000, Visteon pre-funded a portion of this obligation by contributing $25 million to a VEBA. The fair value of the VEBA assets as of December 31, 2003 was $28 million, and is included in other non-current assets in the accompanying balance sheet.

The benefit obligation and net amount recognized in the balance sheet for the postretirement health care and life insurance benefits payable to Ford relating to participation by the Visteon-assigned Ford-UAW and certain salaried employees, at December 31, was as follows:

	December 31,	
(in millions)	2003	2002
Obligation for benefits to Visteon-assigned Ford-UAW and salaried employees	$ 3,292	$ 2,886
Reimbursable amount assumed by Ford	(1,646)	—
Unamortized losses/other associated with the obligation	(1,202)	(1,012)
Deferred amounts:		
Contingently payable	1,138	—
To reduce future accretion	508	—
Postretirement benefits payable to Ford	$ 2,090	$ 1,874

Visteon recognizes postretirement benefit expense based on an allocation of the Ford postretirement health care and life insurance benefit expense for the Visteon-assigned Ford-UAW employees and certain salaried employees. The assumptions used by Ford to measure its obligation and expense for those benefits are as follows as of December 31:

	2003	2002
Discount rate	6.25%	6.75%
Initial health care cost trend rate	9.00%	11.00%
Ultimate health care cost trend rate	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2010	2008

NOTES TO FINANCIAL STATEMENTS *(continued)*

Effective January 1, 2002, the company revised the eligibility requirement for retiree health insurance coverage for most U.S. employees to 10 years of service after attaining the age of 45. Effective January 1, 2004, eligibility requirements for the remaining U.S. employees were also revised to 10 years of service after attaining the age of 45.

Visteon's expense for retirement benefits was as follows:

	Retirement Plans						Health Care and Life Insurance Benefits		
	U.S. Plans			Non-U.S. Plans					
(in millions, except percentages)	**2003**	2002	2001	**2003**	2002	2001	**2003**	2002	2001
Costs Recognized in Income									
Service cost	**$ 53**	$ 47	$ 45	**$ 32**	$ 27	$ 19	**$ 26**	$ 28	$ 28
Interest cost	**59**	55	50	**52**	40	34	**44**	56	53
Expected return on plan assets	**(56)**	(64)	(64)	**(54)**	(48)	(49)	**—**	—	—
Amortization of:									
Transition (asset) obligation	**—**	—	(4)	**1**	1	—	**—**	—	—
Plan amendments	**10**	8	8	**10**	6	6	**(7)**	(14)	(1)
(Gains) losses and other	**—**	(2)	(3)	**1**	(4)	(8)	**11**	5	2
Special termination benefits	**2**	30	52	**15**	4	1	**4**	15	19
Curtailments	**—**	—	(3)	**—**	45	1	**—**	1	—
Settlements	**1**	—	—	**2**	—	—	**—**	—	—
Expense for Visteon-assigned Ford-UAW and certain salaried employees	**172**	62	58	**—**	—	—	**323**	224	181
Net pension/postretirement expense	**$241**	$136	$139	**$ 59**	$ 71	$ 4	**$401**	$315	$282
Assumptions—cost									
Discount rate for expense	**6.75%**	7.50%	7.75%	**5.75%**	6.00%	6.25%	**6.75%**	7.25%	7.50%
Assumed long-term rate of return on assets	**9.00%**	9.50%	9.50%	**8.25%**	9.00%	10.00%	**6.00%**	6.00%	6.00%
Initial health care cost trend rate	**—**	—	—	**—**	—	—	**11.00%**	9.45%	8.97%
Ultimate health care cost trend rate	**—**	—	—	**—**	—	—	**5.00%**	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	**—**	—	—	**—**	—	—	**2008**	2008	2008

Increasing the assumed health care cost trend rates by one percentage point is estimated to increase the Visteon plans' aggregate service and interest cost components of Visteon's net postretirement benefit expense for 2003 by about $20 million ($42 million for Ford plans) and the accumulated postretirement benefit obligation at December 31, 2003 by about $139 million. A decrease of one percentage point would reduce service and interest costs by $16 million ($34 million for Ford plans) and decrease the December 31, 2003 obligation by about $113 million.

The status of these plans as of their most recent measurement dates was as follows:

	Retirement Plans				Health Care and Life Insurance Benefits	
	U.S. Plans		Non-U.S. Plans			
(in millions, except percentages)	2003	2002	2003	2002	2003	2002
Change in Benefit Obligation						
Benefit obligation—beginning	$ 851	$ 703	$ 866	$ 641	$ 651	$ 528
Service cost	53	47	32	27	26	18
Interest cost	59	55	52	40	44	35
Amendments/other	8	28	19	37	(90)	(58)
Actuarial loss	89	52	39	31	291	157
Special termination benefits	33	—	15	4	—	—
Curtailment	—	—	(12)	28	—	(4)
Settlements	(1)	—	1	—	—	—
Foreign exchange translation	—	—	150	70	1	—
Benefits paid	(39)	(34)	(39)	(12)	(25)	(25)
Benefit obligation—ending	$1,053	$ 851	$1,123	$ 866	$ 898	$ 651
Change in Plan Assets						
Plan assets—beginning	$ 562	$ 595	$ 451	$ 422	$ —	$ —
Actual return on plan assets	107	(27)	49	(61)	—	—
Sponsor contributions	37	22	76	47	24	25
Participant contributions	8	8	15	10	1	—
Foreign exchange translation	—	—	83	33	—	—
Benefits paid/other	(43)	(36)	(39)	—	(25)	(25)
Plan assets—ending	$ 671	$ 562	$ 635	$ 451	$ —	$ —
Funded Status of the Plans						
Plan assets in excess of (less than) benefit obligations	$ (382)	$(289)	$ (488)	$(415)	$(898)	$(651)
Contributions between measurement and end of fiscal year	6	—	23	25	14	7
Unrecognized:						
Net (gains) losses	153	112	274	205	478	197
Prior service cost/other	59	69	115	111	(135)	(54)
Net amount recognized	$ (164)	$(108)	$ (76)	$ (74)	$(541)	$(501)
Amount Recognized in Balance Sheet						
Prepaid assets	$ —	$ 1	$ 18	$ 15	$ —	$ —
Accrued liabilities	(315)	(257)	(270)	(194)	(541)	(501)
Intangible assets	54	62	83	81	—	—
Deferred income taxes	30	32	2	9	—	—
Accumulated other comprehensive income	67	54	91	15	—	—
Net amount recognized	$ (164)	$(108)	$ (76)	$ (74)	$(541)	$(501)
Assumptions—Benefit Obligations						
Discount rate	6.10%	6.75%	5.60%	5.75%	6.10%	6.75%
Expected rate of return on assets	9.00%	9.00%	7.70%	8.25%	—	—
Rate of increase in compensation	4.00%	4.00%	3.70%	3.75%	—	—
Initial health care cost trend rate	—	—	—	—	11.00%	10.44%
Ultimate health care cost trend rate	—	—	—	—	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	—	—	—	—	2010	2008
Measurement date	9/30	9/30	9/30	9/30	9/30	9/30

NOTES TO FINANCIAL STATEMENTS *(continued)*

The accumulated benefit obligation for all defined benefit pension plans was $1,821 million and $1,392 million at the 2003 and 2002 measurement dates.

The increase in minimum pension liability included in other comprehensive income for the years ended December 31, 2003 and 2002 was $89 million and $67 million, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for employee retirement plans with accumulated benefit obligations in excess of plan assets were $1,944 million, $1,670 million and $1,117 million, respectively, for 2003 and $1,538 million, $1,279 million and $870 million, respectively, for 2002.

The change in the U.S. discount rate from 6.75% to 6.10% for the year ended December 31, 2003 resulted in an increase of $103 million and $82 million to the U.S. pension benefit obligation and health care and life insurance benefit obligation, respectively, which are included in the 2003 actuarial losses in the table above.

U.S. Plan Assets and Investment Strategy
Visteon's U.S. retirement plan asset allocation at September 30, 2003 and 2002 and target allocation for 2004 are as follows:

	Target Allocation	Percentage of Plan Assets	
	2004	2003	2002
Equity securities	70%	69%	54%
Debt securities	30	31	46
Total	100%	100%	100%

The plan's expected long-term rate of return on plan assets of 9.0% is primarily based on historical returns of similarly diversified portfolios. In addition, third-party data regarding expected asset class returns and inflation has been considered.

Investment management responsibilities of plan assets are delegated to registered investment advisers and overseen by an investment committee comprised of members of Visteon's senior management. Written investment management agreements and the Visteon U.S. Pension Plan Investment Policy Statement set forth the goals, policies and investment management strategies of the plan with regard to permissible investments, risk management practices and the use of derivative securities. Compliance with these provisions is verified at least quarterly.

Given the relatively long duration of the plan's obligations, the plan's investment strategy is to improve the funded status of the plan over time based on a target asset allocation of 70% equity securities. Asset allocation across equity and debt securities is maintained within a +/-5% range of the target asset allocation. In addition, the plan's diversification across investment managers is subject to +/-5% tolerance versus the manager mix specified by the plan's investment policies. Periodic contributions are directed in order to move actual asset balances toward targets. In circumstances where market conditions cause asset allocation or manager diversification to deviate out of tolerance, assets are rebalanced into compliance within 30 days of occurrence.

The plan's investment managers invest in debt and equity securities of domestic and international entities based upon each manager's investment mandate. The selection of specific securities is at the discretion of the investment manager and is subject to restrictions of the plan's investment policies. Investment in alternative asset classes as well as in debt and equity securities related to Visteon or any of its affiliates is prohibited. Derivative securities may be used by investment managers as efficient substitutes for traditional securities, to reduce portfolio risks, or to hedge identifiable economic exposures. The use of derivative securities to create economic leverage to engage in unrelated speculation is expressly prohibited.

U.S. Contributions
During 2004, Visteon's expected contributions to U.S. retirement plans and postretirement health care and life insurance plans are $193 million and $72 million, respectively, including payments to Ford of $115 million and $38 million, respectively.

Medicare Legislation
The impact of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"), has not been reflected in Visteon's accounting for postretirement health care benefits or in disclosures above as the Act was signed into law subsequent to our measurement date of September 30, 2003.

8 Debt

Debt at December 31 was as follows:

	Maturity	Weighted Average Interest Rate		Book Value	
(in millions, except percentages)		2003	2002	2003	2002
Debt payable within one year					
Commercial paper		2.0%	1.7%	$ 81	$ 166
Other—short-term		3.1%	5.4%	234	166
Current portion of long-term debt		2.6%	5.8%	36	61
Total debt payable within one year				351	393
Long-term debt					
Unsecured debt securities	2005–2010	6.0%	6.4%	1,234	1,239
Other	2005–2025	2.4%	7.3%	233	59
Total long-term debt				1,467	1,298
Total debt				$1,818	$1,691

On August 3, 2000, Visteon completed a public offering of unsecured fixed rate term debt securities totaling $1.2 billion with maturities of five years and ten years. The offering included $500 million of securities maturing on August 1, 2005, and $700 million of securities maturing on August 1, 2010. The five and ten year securities were issued at a slight discount to the stated rates of interest of 7.95% and 8.25%, respectively. Interest rate swaps have been entered into for a portion of the unsecured term debt securities maturing on August 1, 2005, and a portion of the debt securities maturing on August 1, 2010. These swaps effectively convert the securities from fixed interest rate to variable interest rate instruments, as further described in Note 12 of our consolidated financial statements. The weighted average interest rates as presented include the effects of interest rate swaps. Interest is payable semi-annually on February 1 and August 1. The unsecured term debt securities agreement contains certain restrictions including, among others, a limitation relating to liens and sale lease-back transactions, as defined in the agreement. In the opinion of management, Visteon was in compliance with all of these restrictions.

Under Visteon's commercial paper program, $81 million and $166 million was outstanding at December 31, 2003 and 2002, respectively, with a weighted average remaining maturity of 16 and 12 days at December 31, 2003 and 2002, respectively.

Visteon maintains a trade payables program through General Electric Capital Corporation ("GECC"), subject to periodic review, that provides financial flexibility to Visteon and its suppliers. When a supplier participates in the program, GECC pays the supplier the amount due from Visteon in advance of the original due date. In exchange for the earlier payment, our suppliers accept a discounted payment. Visteon pays GECC the full amount. Approximately $100 million and $45 million, classified as short-term debt, was outstanding to GECC under this program at December 31, 2003 and 2002, respectively. As part of this same program with GECC, Visteon is allowed to defer payment to GECC for a period of up to 30 days. At December 31, 2003, Visteon had not exercised the deferral option of the program.

On April 2, 2002, Visteon and Visteon Capital Trust I (the "trust") filed a shelf registration statement with the Securities and Exchange Commission to register $800 million in securities. Under this shelf process, in one or more offerings, Visteon may sell notes, preferred stock, common stock, depository shares, warrants, stock purchase contracts and stock purchase units; and the trust may sell trust preferred securities representing undivided beneficial interests in the trust. This shelf registration statement replaces the prior shelf registration statement filed on June 23, 2000. The registration statement became effective on April 12, 2002. Each time Visteon sells securities under this shelf registration statement, a prospectus supplement will be provided that will contain specific information about the terms of that offering. Except as may otherwise be determined at the time of sale, the net proceeds would be used for general corporate purposes.

Visteon has financing arrangements with a syndicate of third-party lenders that provide contractually committed, unsecured revolving credit facilities (the "Credit Facilities"). Our 364-day revolving credit facility, in the amount of $555 million, expires in June 2004. In addition to our 364-day revolving facility, we continue to have a revolving credit facility in the amount of $775 million that expires in June 2007. The Credit Facilities also provide for a delayed-draw term loan in the amount of $250 million, expiring in 2007, which will be used primarily to finance new construction for facilities consolidation in Southeast Michigan. Borrowings under the Credit Facilities bear interest based on a variable rate interest option selected at the time of borrowing. The Credit Facilities contain certain affirmative and negative covenants including a covenant not to exceed a certain leverage ratio.

As of December 31, 2003, Visteon has made draws totaling $104 million against the delayed-draw term loan. As of December 31, 2003, there were no amounts outstanding under either of the revolving credit facilities and there were $44 million of obligations under standby letters of credit under the June 2007 facility.

Visteon has additional debt arrangements with respect to a number of its non-U.S. operations, a portion of which are payable in non-U.S. currencies.

NOTES TO FINANCIAL STATEMENTS *(continued)*

We have guaranteed about $24 million of borrowings held by unconsolidated joint ventures and have extended loans of about $3 million to unconsolidated joint ventures as of December 31, 2003. In addition, we have guaranteed Tier 2 suppliers' debt and lease obligations of about $16 million, at December 31, 2003, to ensure the continued supply of essential parts.

Debt at December 31, 2003, included maturities as follows (in millions): 2004—$351; 2005—$538; 2006—$27; 2007—$117; 2008—$0; thereafter—$785.

9 Capital Stock and Stock Award Plans

Visteon was incorporated in Delaware in January 2000 with an initial capitalization of 10,000 shares of $1.00 par value common stock authorized and 1,000 shares of common stock outstanding. Through an amendment to its certificate of incorporation, the number of common shares authorized and outstanding was increased to 500 million and 130 million, respectively. In addition, 50 million shares of preferred stock, par value $1.00 per share, were authorized, none of which have been issued.

The Visteon Corporation 2000 Incentive Plan ("Incentive Plan"), which is administered by the Compensation Committee of the Board of Directors, provides for the grant of incentive and nonqualified stock options, stock appreciation rights, performance stock rights and stock and various other rights based on stock. The Visteon Corporation Employees Equity Incentive Plan ("EEIP"), which is administered by an Administrator appointed by the Board of Directors, provides for the grant of nonqualified stock options, stock appreciation rights, performance stock rights and stock, and various other rights based on stock. The Visteon Corporation Restricted Stock Plan for Non-Employee Directors provides for the grant of restricted stock to non-employee directors. The total number of shares of common stock subject to awards under the Incentive Plan and EEIP is 13 million and 6.5 million shares of common stock, respectively. At December 31, 2003, there were about 100,000 and 370,000 shares of common stock available for grant under the Incentive Plan and EEIP, respectively. All plans have been approved by shareholders.

Stock options granted under the Incentive Plan or the EEIP have an exercise price equal to the average of the highest and lowest prices at which Visteon common stock was traded on the New York Stock Exchange on the date of grant. Stock options that have been granted become exercisable one-third after one year from the date of grant, an additional one-third after two years and in full after three years, and expire 10 years from the date of grant.

Effective at the date of spin-off and subject to shareholder approval, Visteon granted under the Incentive Plan to some employees about 2 million stock options with an exercise price equal to the average of the highest and lowest prices at which Visteon common stock was traded on the New York Stock Exchange on that date. Shareholder approval was obtained in May 2001 for the grant of these stock options. The difference between the exercise price and the average price of Visteon common stock on the date of shareholder approval will be recognized as compensation expense over the vesting period. Stock option compensation expense before taxes, including the effect of expensing the fair value of stock-based awards granted to employees pursuant to SFAS 123 discussed further in Note 2 of our consolidated financial statements, was $5 million, $3 million and $4 million in 2003, 2002 and 2001, respectively.

Information concerning stock options is as follows:

(share amounts in thousands)	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2000	—	$ —
Granted	5,193	15.60
Exercised	(172)	13.09
Terminated	(89)	15.08
Outstanding at December 31, 2001	4,932	$15.74
Granted	3,491	13.45
Exercised	(24)	11.96
Terminated	(494)	15.10
Outstanding at December 31, 2002	7,905	$14.78
Granted	6,226	6.62
Terminated	(489)	11.41
Outstanding at December 31, 2003	13,642	$11.22
Less: Outstanding but not exercisable at December 31, 2003	9,049	
Exercisable at December 31, 2003	**4,593**	**$14.89**

The following is a summary of the range of exercise prices for stock options that are outstanding and exercisable at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
	(in thousands)	*(in years)*		*(in thousands)*	
$ 5.00–$ 7.00	5,942	9.13	$ 6.62	—	$ —
7.01– 12.00	79	8.84	7.87	28	7.98
12.01– 17.00	5,009	7.57	13.43	2,824	13.32
17.01– 22.00	2,612	7.36	17.53	1,741	17.53
	13,642			4,593	

Under the Incentive Plan, Visteon has granted restricted stock awards to certain employees. Restricted stock awards vest after a designated period of time, which is generally three to five years, or upon the achievement of applicable performance goals at the completion of a performance period, which is generally three years. Performance goals are related to return on equity and quality measures. Compensation expense related to performance-based restricted stock awards is recognized over the performance period based upon an estimate of the likelihood of achieving the performance goals and also reflects changes in the price of Visteon common stock. Restricted stock awards issued to Visteon's Board of Directors vest on the third anniversary of the date of the grant. Restricted stock compensation expense before taxes was $9 million, $3 million and $9 million in 2003, 2002 and 2001, respectively.

Information concerning restricted stock awards is as follows:

(share amounts in thousands)	Shares	Weighted Average Price
Outstanding at December 31, 2000	—	$ —
Granted	1,892	17.39
Lapsed	(65)	17.46
Terminated	(178)	17.46
Outstanding at December 31, 2001	1,649	$17.38
Granted	1,345	13.20
Lapsed	(79)	17.46
Terminated	(201)	16.26
Outstanding at December 31, 2002	2,714	$15.39
Granted	2,567	6.62
Lapsed	(26)	17.46
Terminated	(234)	9.10
Outstanding at December 31, 2003	**5,021**	**$11.20**

10 Litigation and Claims

Various legal actions, governmental investigations and proceedings and claims are pending or may be instituted or asserted in the future against Visteon, including those arising out of alleged defects in Visteon's products; governmental regulations relating to safety; employment-related matters; customer, supplier and other contractual relationships; intellectual property rights; product warranties; product recalls; and environmental matters. Some of the foregoing matters involve or may involve compensatory, punitive or antitrust or other treble damage claims in very large amounts, or demands for recall campaigns, environmental remediation programs, sanctions, or other relief which, if granted, would require very large expenditures.

Litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance. Reserves have been established by Visteon for matters discussed in the foregoing paragraph where losses are deemed probable; these reserves are adjusted periodically to reflect estimates of ultimate probable outcomes. It is reasonably possible, however, that some of the matters discussed in the foregoing paragraph for which reserves have not been established could be decided unfavorably to Visteon and could require Visteon to pay damages or make other expenditures in amounts, or a range of amounts, that cannot be estimated at December 31, 2003. Visteon does not reasonably expect, based on its analysis, that any adverse outcome from such matters would have a material effect on our financial condition, results of operations or cash flows, although such an outcome is possible.

11 Arrangements with Ford and its Affiliates

Revenues from Ford and its affiliates approximated 76% in 2003, 80% in 2002 and 82% in 2001 of total sales.

Visteon and Ford have entered into a series of agreements outlining the terms of the separation and the relationship between Visteon and Ford on an ongoing basis. In December 2003, Visteon and Ford entered into a series of agreements that modify or replace several of the agreements. The following summary of certain of these agreements is qualified in all respects by the actual terms of the respective agreements.

NOTES TO FINANCIAL STATEMENTS *(continued)*

Master Transfer Agreement

The master transfer agreement, effective as of April 1, 2000, and other related agreements, provided for Ford to transfer to Visteon and/or its subsidiaries, all assets used exclusively by Visteon, including but not limited to real property interests, personal property and ownership interests in subsidiaries and joint ventures. In addition, Visteon and Ford agreed to a division of liabilities relating to the assets contributed and the Visteon business, including liabilities related to product liability, warranty, recall, environmental, intellectual property claims and other general litigation claims. Specifically, Visteon and Ford agreed on a division of responsibility for product liability, warranty and recall matters as follows: (a) Ford will retain liability for all product liability, warranty or recall claims that involve parts made or sold by Visteon for 1996 or earlier model year Ford vehicles; (b) Visteon is liable for all product liability, warranty or recall claims that involve parts made or sold by Visteon for 1997 or later model year Ford vehicles in accordance with Ford's global standard purchase order terms as applied to other Tier 1 suppliers; and (c) Visteon has assumed all responsibility for product liability, warranty or recall claims relating to parts made or sold by Visteon to any non-Ford customers.

Also, Visteon and Ford agreed on a division of responsibility for liabilities associated with claims that Visteon's products infringe or otherwise violate the intellectual property interests of others as follows: (a) Ford will retain liability for such claims related to Visteon's products sold or supplied to Ford or its subsidiaries on or prior to July 31, 1999; (b) Visteon has assumed liability for such claims related to Visteon's products sold or supplied to Ford or its subsidiaries after July 31, 1999 to the same extent as other Tier 1 suppliers would be liable if they had supplied such parts, components or systems to Ford; and (c) Visteon has assumed liability for such claims related to Visteon's products sold to third parties at any time.

Supply Agreement and Pricing Letter Agreement

The supply agreement entered into in connection with Visteon's separation from Ford provided that Visteon's existing purchase orders with Ford as of January 1, 2000 would generally remain in effect at least through the end of 2003, subject to Ford's right to terminate any particular purchase order for quality or other reasons. The pricing letter also required productivity price adjustment in each of 2000, 2001, 2002 and 2003 to reflect competitive price reductions obtained each year by Ford from its other Tier 1 suppliers, and provided, until May 31, 2003, Visteon the right of last refusal to meet competitive terms, including price, technology, service and design, on replacement products that (1) we produce in North America, Europe and Mexico (for Mexican production intended for export to the U.S. only) and (2) we supplied to Ford on January 1, 2000. Although the right of last refusal did not apply to Ford's Volvo or Jaguar brand vehicles or to Mazda Motor Corporation's vehicles, Ford had agreed to use reasonable efforts to provide us with similar opportunities to bid for business with respect to these vehicles.

During the fourth quarter 2003, Visteon and Ford terminated the original purchase and supply agreement and related pricing letter agreement that were entered into at or around the time of the separation and entered into a new purchase and supply agreement, dated as of December 19, 2003. This agreement governs general commercial matters relating to the supply of components in North America by Visteon to Ford, primarily relating to sourcing and pricing obligations.

Visteon and Ford have agreed to continue to honor the terms and conditions of all existing agreements regarding the purchase and sale of currently sourced components. In addition, Ford has agreed to include Visteon on its list of suppliers receiving requests for quotations, design competitions and advanced technology development activities with respect to the sourcing of new business unless "good cause" or "other good business reasons" (each as defined in the agreement) exist to exclude Visteon. If Visteon is excluded from the list of suppliers receiving a request for quote for certain replacement new business because of other good business reasons, then Ford will compensate Visteon on account of such exclusion based on lost profits due to the discontinued sourcing of such components, as calculated in accordance with terms of the agreement. Where Visteon has been asked to quote on new business, consistent with commitments made to the UAW and Visteon to "look to Visteon first," such new business will be awarded to Visteon if Visteon's quote is "competitive" (as defined in the agreement). Also, as a condition to sourcing Visteon with respect to most new components, Visteon must develop a competitive gap closure plan that identifies opportunities to reduce prices on the same or similar components currently sourced to Visteon to competitive levels, which plans are not intended to reduce Visteon's margins. Otherwise, Ford will treat Visteon in the same manner as it treats its other Tier 1 suppliers with respect to Ford's general sourcing policies and practices relating to new business, including new purchasing and sourcing initiatives.

Ford may terminate or not renew its purchase obligations relating to a given component (each, a "Purchase Order") in accordance with the terms of such Purchase Order, on account of "excusable delay" (as defined in the agreement), program cancelation, for good cause or for other good business reasons. If a Purchase Order is terminated or not renewed for good cause, then there will be no adjustment to the productivity price down percentages.

If during the term of any Purchase Order, Ford elects to terminate or not renew a Purchase Order for other good business reasons, then Ford will compensate Visteon based on lost profits due to the discontinued sourcing of such components, as calculated in accordance with terms of the agreement. If during the term of any Purchase Order, Ford elects to terminate or not renew a Purchase Order because of program cancelation or excusable delay, then the terms of the applicable Purchase Order will govern the right to notification, remediation and compensation, if any.

Furthermore, Visteon has agreed to pay Ford $150 million in lieu of additional productivity price reductions on components supplied by Visteon in North America during 2003, which amount is to be paid in three equal installments commencing no later than December 31, 2003 and ending on or before March 1, 2004. Visteon also will provide specified productivity price reductions for all components supplied to Ford beginning January 1, 2004 and on each January 1 thereafter through 2007. Visteon and Ford have also agreed to negotiate in good faith price changes on supplied components resulting from design changes to such components.

During the period from January 1, 2004 through December 31, 2007, Ford has agreed to pay to Visteon an amount based on the cost differential between wages paid to Ford-UAW workers, at efficient manning levels, and workers at Tier 1 suppliers, with respect to new business sourced to Visteon at plants covered by the Ford-UAW master collective bargaining agreement. Through December 31, 2007, Ford agrees to reimburse Visteon for wages relating to Ford-UAW workers assigned to Visteon who are placed in the Guaranteed Employment Number program, as set forth in the Ford-UAW master collective bargaining agreement, as a result of Ford's decision to exclude Visteon from the list of suppliers receiving a request for quote on new business or terminate or not renew a Purchase Order because of other good business reasons.

Finally, Ford has agreed to reimburse Visteon for up to one-half of any capital investment spending on production facilities and equipment made by Visteon during the period from January 1, 2004 through December 31, 2007 to the extent related to the production of certain uncompetitive commodities for Ford. Because this reimbursement is calculated on the basis that the capital investment will be amortized over a period of seven years utilizing the production volumes of the applicable components, Visteon may not be reimbursed the full amount in the event that the sourcing program were canceled or modified by Ford during such period. Ford has also agreed to accelerate the payment terms for certain payables to Visteon through 2006.

Master Separation Agreement

Ford has provided a number of transitional services to Visteon pursuant to the master separation agreement and related arrangements, including information technology, human resources, accounting, customs, product development technology and real estate services. Visteon agreed to pay Ford amounts which reflected its fully accounted cost for these services, including a reasonable allocation of internal overhead costs, as well as any direct costs incurred from outside suppliers. Except for certain information technology services, Ford's obligation to provide these services pursuant to the master separation agreement expired in June 2002. Assessments for these services totaled approximately $136 million in 2001 and $52 million for the first half of 2002. Visteon and Ford have subsequently entered into new arrangements covering some of these services.

Further, during 2003, Visteon began the process of creating a separate IT environment, including the separation of certain of Ford's IT systems that had been utilized by Visteon. During December 2003, Visteon and Ford agreed on matters designed to facilitate the separation process, including the provision by Ford of certain limited information technology support services, and for Ford to share a portion (up to $100 million) of the cost associated with such process, of which $74 million was recognized by Visteon in the fourth quarter of 2003 through a reduction in selling, administrative and other expenses and capital expenditures. The parties have agreed also to the mutual release of all claims related to IT activities since the separation.

Hourly Employee Assignment Agreement

The hourly employee assignment agreement, as amended and restated as of December 19, 2003, sets forth a number of rights and obligations with respect to the United States hourly employees of Ford who are covered by Ford-UAW master collective bargaining agreements and are assigned to work for Visteon. Under this agreement, Visteon exercises day-to-day supervision over the covered individuals and reimburses Ford for the wage, benefit and other costs incurred by Ford related to these individuals. This includes amounts for profit sharing based on Ford's profits, which is capped at $2,040 per worker. This cap excludes amounts that may be payable on account of employer payroll taxes or the portion of any profit sharing payment that may be attributable to Visteon's profits. About $4 million of profit sharing expense was recognized in each of 2003 and 2002; and no profit sharing expense was recognized in 2001.

The hourly employee assignment agreement also provides that at December 31, 2003 Visteon's obligation to reimburse Ford for the Other Post Employment Benefits ("OPEB") SFAS 106 liability (the "OPEB Liability") related to pre-separation service of Ford

NOTES TO FINANCIAL STATEMENTS *(continued)*

hourly employees assigned to work at Visteon has been significantly reduced, and that the time period for funding Visteon's post-separation OPEB Liability to Ford for hourly employees assigned to work at Visteon be extended from 2020 to December 31, 2049, which is discussed further in Note 7 of our consolidated financial statements. Visteon has agreed to transfer assets and obligations relating to the pensions and other benefits for those hourly employees of Visteon who become hourly employees of Ford as of December 22, 2003. Finally, the agreement provides for an agreed upon method for the transfer of benefit obligations for Visteon-assigned Ford-UAW employees who return to Ford after service at Visteon.

12 Financial Instruments

Fair Value of Financial Instruments

Estimated fair value amounts have been determined using available market information and various valuation methods depending on the type of instrument. In evaluating the fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts. Further, it should be noted that fair value at a particular point in time gives no indication of future gain or loss, or what the dimensions of that gain or loss are likely to be.

The fair value of debt was $1,781 million at December 31, 2003, based on quoted market prices or current rates for similar debt with the same remaining maturities, compared with book value of $1,818 million. The fair value of debt approximated $1,698 million at December 31, 2002. The notional amount of interest rate swaps was $540 million and $790 million, respectively, at December 31, 2003 and 2002. The fair market value of the interest rate swaps was an asset of $15 million and $39 million at December 31, 2003 and 2002, respectively, with an offsetting amount recorded in long-term debt.

The fair value of foreign currency instruments was estimated using current market rates provided by outside quotation services. The notional amount of foreign currency instruments in equivalent U.S. dollars was $1,107 million and $1,007 million at December 31, 2003 and 2002, respectively. The notional amount represents the contract amount, not the amount at risk. The fair value of Visteon's foreign currency instruments was a liability of $10 million and $36 million at December 31, 2003 and 2002, respectively.

The notional amount of commodity derivatives was $54 million and $29 million at December 31, 2003 and 2002, respectively. The fair market value of commodity derivatives was an asset of $11 million and $7 million at December 31, 2003 and 2002, respectively.

Total realized and unrealized gains and losses on derivatives, net of tax, as a component of accumulated other comprehensive income increased stockholders' equity by $8 million and reduced stockholders' equity by $8 million at December 31, 2003 and 2002, respectively. It is anticipated that approximately $8 million of deferred net gains, net of tax, will be reclassified from accumulated other comprehensive income to earnings over the next 12 months as the anticipated underlying transactions occur.

Concentration of Credit Risk

Financial instruments, including cash equivalents, marketable securities, derivative contracts and accounts receivable, expose us to counterparty credit risk for non-performance. Our counterparties for cash equivalents, marketable securities and derivative contracts are banks and financial institutions that meet our requirement of high credit standing. Our counterparties for derivative contracts are substantial investment and commercial banks with significant experience using such derivatives. We manage our credit risk through policies requiring minimum credit standing and limiting credit exposure to any one counterparty, and through monitoring counterparty credit risks. Our concentration of credit risk related to derivative contracts at December 31, 2003, was not significant.

With the exception of accounts receivable from Ford and its affiliates, Visteon has no significant concentration of credit risk with any individual customer. Management periodically performs credit evaluations of its customers and generally does not require collateral.

13 Special Charges

2003 Actions

Visteon recorded pre-tax special charges of $749 million and after-tax special charges of $947 million, with $729 million in costs of sales and $20 million in selling, administrative and other expenses, as summarized below:

	2003	
(in millions)	Pre-tax	After-tax
Restructuring and other charges:		
2003 actions	$134	$ 86
Adjustments to prior year's expenses	(9)	(6)
Total restructuring and other charges	125	80
Loss related to fourth quarter asset impairment charges	407	260
Loss related to seating operations*	217	139
Deferred tax valuation allowance (Note 5)	—	468
Total special charges	$749	$947

* *2003 amounts include $18 million related operating losses from the North American seating operation between the effective date of the exit agreements (April 1, 2003) and the date the agreements were finalized (June 23, 2003).*

Restructuring and Other Charges

In the fourth quarter of 2003, Visteon recorded pre-tax charges of $43 million comprised of $14 million related to an involuntary program to separate about 110 U.S. salaried employees, $7 million related to a program started in the second quarter of 2003 to involuntarily separate hourly employees located in Germany, $8 million related to the involuntary separation of about 44 salaried employees in Germany, $6 million related to the separation of about 100 hourly employees located at Visteon's plants in Europe through a continuation of a special voluntary retirement and separation program started in 2002 and $8 million related to other minor actions. The separation of the 110 U.S. salaried employees will take place at various times in 2004; all other actions were substantially completed during the fourth quarter of 2003.

In the third quarter of 2003, Visteon recorded pre-tax charges of $11 million comprised of $7 million related to a program started in the second quarter of 2003 to involuntarily separate hourly employees located in Germany, $1 million related to the separation of about 13 hourly employees located at Visteon's plants in Europe through a continuation of a special voluntary retirement and separation program started in 2002 and $3 million related to other minor actions.

In the second quarter of 2003, Visteon recorded pre-tax charges of $49 million, comprised of $42 million related to the involuntary separation of 675 hourly employees located in Germany, $3 million related to the separation of about 93 hourly employees located at Visteon's plants in Europe through a continuation of a special voluntary retirement and separation program started in 2002 and $4 million related to other minor actions.

In the first quarter of 2003, Visteon recorded pre-tax charges of $31 million which includes $27 million related to the involuntary separation of about 135 U.S. salaried employees, the separation of about 35 hourly employees located at Visteon's plants in Europe through a continuation of a special voluntary retirement and separation program started in 2002 and the elimination of about 120 manufacturing positions in Mexico and other minor actions. Included in the $31 million pre-tax charge are $4 million of non-cash charges related to the write-down of a group of coiled spring and stamping equipment at our Monroe, Michigan, plant for which production activities were discontinued and the future undiscounted cash flows are less than the carrying value of these fixed assets held for use. Visteon measured the impairment loss by comparing the carrying value of these fixed assets to the expected proceeds from disposal of the assets after completion of remaining production commitments.

In addition, accrued restructuring liabilities relating to prior year's restructuring actions of $9 million were credited to costs of sales in the third quarter of 2003, primarily as a result of reduced costs to complete the closure of the Markham, Ontario facility and the related employee separations.

Asset Impairment Charge

During the fourth quarter of 2003, the Automotive Operations recorded a pre-tax, non-cash impairment write-down of $407 million ($260 million after-tax) in costs of sales to reduce the net book value of certain long-lived assets. This write-down was based on an assessment by product line asset group, completed in the fourth quarter of 2003, of the recoverability of our long-lived assets in light of the challenging environment in which we operate and as part of our business planning process for 2004 and beyond. This assessment included considering the substantial change in the production levels of Visteon's major customers and the related impact on our future operating projections, as well as the anticipated impact of the recently completed Ford agreements. Assets are considered impaired if the book value is greater than the undiscounted cash flows expected from the use of the asset. As a result of this analysis the assets of six product groupings were impaired: bumpers, fuel tanks, starters and alternators, steering columns, suspension systems, and wiper/washer. The write-down was approximately $300 million in North America and $100 million in Europe and was determined on a "held for use" basis. Fair values were determined primarily based on prices for similar groups of assets determined by a third-party valuation firm.

Seating Operations

During the second quarter of 2003, Visteon finalized an agreement with Ford to transfer seat production located in Chesterfield, Michigan, to another supplier. As part of this agreement, about 1,470 Visteon-assigned Ford-UAW employees working at the Chesterfield, Michigan, facility transferred to Ford, and Visteon agreed to be responsible to reimburse Ford for the actual net costs of transferring seating production through June 2004, including costs related to Ford hourly employee voluntary retirement and separation programs that Ford is expected to implement, offset by certain cost savings expected to be realized by Ford. In addition, Visteon and the new supplier entered into a transitional services agreement under which Visteon would be reimbursed for certain engineering and other services.

Included in costs of sales and our operating results for 2003 is $217 million related to the seating operations consisting of:

- $114 million of payments to be made to Ford for the estimated costs of separating approximately 650 hourly Ford-UAW employees under Ford employee retirement and separation programs expected to be implemented by Ford during the transition process;

NOTES TO FINANCIAL STATEMENTS *(continued)*

- $60 million of net other contractually-committed cost payments to be made to Ford;
- $25 million non-cash charge related to certain seating-related fixed assets, for which production activities will be discontinued and the future undiscounted cash flows are less than the carrying value of these fixed assets held for use. Visteon measured the impairment loss by comparing the carrying value of these fixed assets to the expected proceeds from disposal of the assets after completion of remaining production commitments.
- $18 million related to operating losses incurred between the effective date of the agreements (April 1, 2003) and the date the agreements were finalized (June 23, 2003).

Based upon the terms in the agreement related to the $174 million of payments to Ford, Visteon paid Ford about $30 million in 2003. Visteon expects to pay about $76 million during 2004. The remaining payments of about $68 million are related to the separation program costs expected to be paid annually in equal installments over ten years with interest. The ultimate costs and cash payments related to this agreement depend on several factors including the actual net costs incurred during the seating production transition phase that is expected to conclude by June 2004. The most critical factors that impact this are the ultimate actual costs incurred related to the relocation, re-deployment and/or employment termination of the 1,470 Visteon-assigned Ford-UAW employees and the savings achieved by Ford (as defined in the agreement) resulting from resourcing production that will serve as an offset to the transition costs.

The original Hourly Employee Assignment Agreement between Visteon and Ford, entered into in connection with our separation from Ford, provided a mechanism for determining a cash settlement amount for postretirement health and life insurance benefits associated with Visteon-assigned Ford-UAW employees that transfer to Ford. Under this original agreement, Ford would assume the retiree health and life benefits for such employees and Visteon would reimburse Ford an amount equal to the SFAS 106 actuarially determined accumulated projected benefit obligation that was transferred to Ford. The agreement also provided that if the reimbursement related to such transfers exceeds $10 million per year, then Visteon has the option to pay $10 million in the first year and pay the balance in succeeding years in annual installments of at least $5 million until the obligation is satisfied, with outstanding amounts bearing interest based on a variable rate equal to the 90-day Treasury Bill rate. During the second quarter of 2003, Visteon reclassified approximately $148 million in postretirement benefits payable to Ford as an accrued liability based on the estimated SFAS 106 actuarially determined accumulated projected benefit obligation associated with the 1,470 Visteon-assigned Ford-UAW employees working at the Chesterfield, Michigan facility that were transferred to Ford. This amount will be adjusted in the future based upon final actuarial valuation results. At December 31, 2003, about $138 million of this obligation is classified in the line "Other Liabilities" on the Consolidated Balance Sheet with the remainder in current accrued liabilities.

2002 Actions

Visteon recorded pre-tax special charges of $223 million and after-tax special charges of $407 million, with $200 million in costs of sales and $23 million in selling, administrative and other expenses, as summarized below:

	2002	
(in millions)	Pre-tax	After-tax
Restructuring and other charges:		
2002 actions*	$209	$134
Adjustments to prior year's expenses	(12)	(8)
Total restructuring and other charges	197	126
Loss related to sale of restraint electronics business	26	16
Change in accounting, net of tax (Note 14)	—	265
Total special charges	$223	$407

**2002 amount includes $5 million related to the write-down of inventory.*

In the first quarter of 2002, Visteon recorded pre-tax charges of $95 million related to the separation of 820 employees at Markham, Ontario, as a result of Visteon's decision to move nearly all of the non-restraint electronics business to facilities in Mexico, the elimination of about 215 engineering positions in the United States to reduce research and development costs, the closure of our Visteon Technologies facility in California and the related discontinuation of support for our aftermarket navigation systems product line, the closure of our Leatherworks facility in Michigan and the elimination of about 240 manufacturing positions in Mexico. Included in the $95 million pre-tax charge is $12 million of non-cash charges related to the write-down of equipment to be disposed of and the write-down of aftermarket navigation systems inventory. The engineering-related and Mexican manufacturing-related separations, and the closure of Visteon Technologies, were completed in the first quarter of 2002. The Leatherworks facility was closed in the third quarter of 2002. As of December 31, 2002, Visteon completed moving all of the non-restraint electronics business to other facilities and separated all Markham employees.

Effective April 1, 2002, Visteon completed the sale of its restraint electronics business to Autoliv, Inc. for $25 million, resulting in a pre-tax charge in the first quarter of 2002 of $26 million ($16 million after-tax) recorded in costs of sales. The sale includes Visteon's North American and European order book of approximately $150 million in annual sales to Ford and its affiliates, and associated manufacturing operations in Markham, Ontario, as well as related assets and liabilities. As part of the sale, approximately 280 employees from Markham and about 95 engineers from Dearborn, Michigan, transferred to Autoliv.

During the third quarter of 2002, Visteon recorded a pre-tax charge in costs of sales of $26 million ($17 million after-tax) related to restructuring manufacturing operations in the U.K., Germany and France. Of this charge, $10 million is related to the separation of about 138 hourly employees located at Visteon's plants in Germany through a special voluntary retirement and separation program. The remaining $16 million is a non-cash impairment charge related to a group of machinery and equipment in Europe for which production activities will be discontinued and the future undiscounted cash flows are less than the carrying value of the assets held for use. Visteon measured the impairment loss by comparing the carrying value of these fixed assets to the expected proceeds from disposal of the assets after completion of remaining production commitments.

In the fourth quarter of 2002, Visteon recorded pre-tax charges of $88 million ($56 million after-tax), with $65 million in costs of sales and $23 million in selling, administrative and other expenses, related to restructuring actions. Of this charge, $71 million is related to the separation of about 308 U.S. salaried employees through a special voluntary early retirement and separation program and $14 million related to the separation of about 200 hourly employees located at Visteon's plants in Europe through a continuation of a special voluntary retirement and separation program started in the third quarter of 2002. The remaining balance of the charge is related to the elimination of about 189 manufacturing positions in Brazil and other minor actions. The separation of the 308 U.S. salaried employees was completed in 2003.

Accrued restructuring liabilities relating to prior year restructuring plans of $5 million ($3 million after-tax) and $7 million ($5 million after-tax) were credited to costs of sales in the first and fourth quarters of 2002, respectively, reflecting a change in estimated costs to complete these activities.

2001 Actions

During the second quarter of 2001, Visteon recorded pre-tax charges of $158 million ($100 million after-tax), of which $146 million related to the elimination of more than 2,000 salaried positions, mainly in the United States, and $12 million related to the closure of two European facilities, ZEM in Poland and Wickford in the U.K., and other actions. Of the total pre-tax charges, $42 million is recorded in selling, administrative and other expenses and $116 million is recorded in costs of sales.

During the third quarter of 2001, Visteon recorded a pre-tax charge of $34 million ($21 million after-tax) in costs of sales related to special voluntary retirement and separation programs offered to hourly employees located at Visteon's Nashville Glass plant. This action resulted in the separation of about 245 employees during the third quarter of 2001.

Reserve Activity

Reserve balances of $45 million and $37 million at December 31, 2003 and 2002, respectively, are included in current accrued liabilities on the accompanying balance sheets. The December 31, 2003, reserve balance of $45 million includes $2 million related to 2002 restructuring activities. Visteon currently anticipates that the restructuring activities to which all of the above charges relate will be substantially completed by the end of 2004.

	Automotive Operations		Glass Operations	
(in millions)	Employee-Related	Other	Employee-Related	Total
December 31, 2001 reserve balances	$ 17	$ —	$ 6	$ 23
First quarter 2002 actions	81	14	—	95
Third quarter 2002 actions	10	16	—	26
Fourth quarter 2002 actions	83	—	5	88
Adjustments to prior year's expenses	(9)	—	(3)	(12)
Total net expense	165	30	2	197
Utilization	(147)	(30)	(7)	(184)
Foreign exchange translation	1	—	—	1
December 31, 2002 reserve balances	36	—	1	37
First quarter 2003 actions	26	4	1	31
Second quarter 2003 actions	49	—	—	49
Third quarter 2003 actions	11	—	—	11
Fourth quarter 2003 actions	43	—	—	43
Adjustments to prior year's expenses	(8)	—	(1)	(9)
Total net expense	121	4	—	125
Utilization	(117)	(4)	(1)	(122)
Foreign exchange translation	5	—	—	5
December 31, 2003 reserve balances	$ 45	$ —	$—	$ 45

Utilization for 2003 of $122 million includes $97 million of cash payments mainly for severance pay, $21 million incurred related to special pension and other postretirement benefits and $4 million related to the non-cash write-down of certain plant assets. Utilization for 2002 of $184 million includes $111 million incurred related to special pension and other postretirement benefits, $43 million of cash payments mainly for severance pay, $28 million related to the non-cash write-down of certain

NOTES TO FINANCIAL STATEMENTS *(continued)*

plant assets and inventory and $2 million of cash payments for other exit costs.

In June 2002, the FASB issued Financial Accounting Standards No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 requires recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing or other exit or disposal activity. The provisions of the new standard are effective for restructuring, exit or disposal activities initiated after December 31, 2002. The effect of adopting SFAS 146 on Visteon's results of operations or financial position as of December 31, 2003 was not material, although SFAS 146 may impact the timing of recognition of costs associated with future restructuring, exit or disposal activities.

14 Accounting Change

Effective January 1, 2002, Visteon adopted Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." SFAS 142 no longer permits amortization of goodwill and establishes a new method of testing goodwill for impairment by using a fair-value based approach. Goodwill is related primarily to the acquisition of the interiors division of Compagnie Plastic Omnium and the increase of Visteon's ownership in Halla Climate Corporation to 70% by purchasing an additional 35%, both of which occurred in 1999.

SFAS 142 requires goodwill to be evaluated for possible impairment as of January 1, 2002, and periodically thereafter, using a fair-value approach. An initial test for goodwill impairment using a fair-value approach was performed for the Automotive Operations reporting unit by comparing the estimated fair value of our Automotive Operations reporting unit to its net book value. Visteon's stock market capitalization, as well as market multiples and other factors, were used as the basis for determining the fair value of the Automotive Operations reporting unit. Because the fair value of the Automotive Operations reporting unit was considered less than its net book value, Visteon recorded an impairment loss on goodwill of $363 million ($265 million after-tax) as a cumulative effect of change in accounting principle in the first quarter of 2002. The pre-tax impairment loss consists of $357 million of net goodwill as of December 31, 2001, and $6 million reclassified to goodwill related to certain acquired intangible assets, as required by SFAS 142.

The following presents net (loss) and (loss) per share, adjusted to reflect the adoption of the non-amortization provisions of SFAS 142, as of the beginning of the periods presented:

(in millions, except per share amounts)	2003	2002	2001
Net (Loss)			
Reported net (loss)	**$(1,213)**	$ (352)	$ (118)
Goodwill amortization, net of tax	—	—	17
Adjusted net (loss)	**$(1,213)**	$ (352)	$ (101)
(Loss) Per Share—Basic and Diluted			
Reported (loss) per share	**$ (9.65)**	$(2.75)	$(0.91)
Goodwill amortization, net of tax	—	—	0.13
Adjusted (loss) per share	**$ (9.65)**	$(2.75)	$(0.78)

15 Cash Flows

The reconciliation of net (loss) to cash flows provided by operating activities is as follows:

(in millions)	2003	2002	2001
Net (loss)	**$(1,213)**	$ (352)	$(118)
Adjustment to reconcile net (loss) to cash flows from operating activities:			
Cumulative effect of change in accounting, net of tax	—	265	—
Depreciation and amortization	**674**	631	666
Asset impairment charges	**436**	—	—
Loss on divestitures	—	26	—
Earnings of affiliated companies in excess of dividends remitted	**(20)**	(28)	(12)
Benefit for deferred income taxes	**(56)**	(142)	(143)
Sale of receivables	**5**	10	—
Changes in assets and liabilities:			
Decrease (increase) in accounts receivable and other current assets	**(39)**	276	(197)
Decrease in inventory	**143**	85	86
Increase (decrease) in accounts payable, accrued and other liabilities	**(13)**	49	(185)
Increase in postretirement benefits other than pensions	**376**	258	256
Other	**77**	23	83
Cash flows provided by operating activities	**$ 370**	$1,101	$ 436

Cash paid for interest and income taxes was as follows:

(in millions)	2003	2002	2001
Interest	**$94**	$120	$131
Income taxes	**75**	80	44

16 Information Technology Agreement

Since our separation from Ford, Ford has provided us with and charged us for many of our information technology needs. In January 2003, we entered into a 10-year outsourcing agreement with International Business Machines ("IBM") pursuant to which we will outsource most of our IT needs on a global basis, including mainframe support services, data centers, customer support centers, application development and maintenance, data network management, desktop support, disaster recovery and web hosting. The service charges under the outsourcing agreement are expected to aggregate about $2 billion during the ten-year initial term of the agreement, subject to decreases and increases in the service charges based on Visteon's actual consumption of services to meet its then current business needs. The outsourcing agreement may be terminated also for Visteon's business convenience after our second full year under the agreement for a scheduled termination fee.

17 Segment Information

Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for reporting information about operating segments in annual financial statements and requires reporting selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services and geographic operations.

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-makers, or a decision-making group, in deciding how to allocate resources and in assessing performance. Visteon's chief operating decision-making group is the Strategy Council, which is comprised of the Chairman and Chief Executive Officer and several other executives.

Visteon's organization is focused on customer business groups, and supported by centralized product development, manufacturing and administrative functions. Consistent with this organization, Visteon's reportable operating segments are Automotive Operations and Glass Operations. Automotive Operations provides various automotive systems and components mainly to OEM customers; Glass Operations supplies architectural and flat glass to a broad customer base, including OEMs.

The accounting policies for the operating segments are the same as those described in Note 2, "Accounting Policies," of our consolidated financial statements. Income (loss) before income taxes is the primary profitability measure used by our chief operating decision-makers, both including and excluding the effects of special charges. Special charges are discussed further in Notes 5, 13 and 14 of our consolidated financial statements. Financial information for the reportable operating segments is summarized as follows:

(in millions)	Automotive Operations	Glass Operations	Total Visteon
2003			
Sales	$17,097	$563	$17,660
(Loss) before income taxes	(1,142)	(8)	(1,150)
Net (loss)	(1,205)	(8)	(1,213)
Special charges:			
Before taxes	749	—	749
After taxes	942	5	947
Depreciation/amortization	667	7	674
Capital expenditures	870	9	879
Unconsolidated affiliates:			
Equity in net income	51	4	55
Investments in	195	20	215
Total assets, end of period	10,706	258	10,964
2002			
Sales	$17,797	$598	$18,395
Income (loss) before income taxes	(138)	21	(117)
Cumulative effect of change in accounting, net of tax	265	—	265
Net income (loss)	(367)	15	(352)
Special charges:			
Before taxes	221	2	223
After taxes, excluding change in accounting	141	1	142
Depreciation/amortization	625	6	631
Capital expenditures	716	7	723
Unconsolidated affiliates:			
Equity in net income	39	5	44
Investments in	171	20	191
Total assets, end of period	10,908	262	11,170
2001			
Sales	$17,222	$621	$17,843
(Loss) before income taxes	(110)	(59)	(169)
Net (loss)	(83)	(35)	(118)
Special charges:			
Before taxes	142	50	192
After taxes	90	31	121
Depreciation/amortization	661	5	666
Capital expenditures	744	8	752
Unconsolidated affiliates:			
Equity in net income	19	5	24
Investments in	140	18	158
Goodwill, end of period	363	—	363
Total assets, end of period	10,853	309	11,162

NOTES TO FINANCIAL STATEMENTS *(continued)*

Visteon's major geographic areas are the United States, Europe and Asia-Pacific. Other geographic areas (primarily Canada, Mexico and South America) individually are not material. Financial information segregated by geographic area is as follows:

(in millions)	United States	Europe	Asia-Pacific	All Other	Total Visteon
2003					
Sales	$11,852	$3,209	$1,454	$1,145	$17,660
Net property	3,008	1,500	442	419	5,369
2002					
Sales	$13,093	$2,878	$1,249	$1,175	$18,395
Net property	3,196	1,404	407	436	5,443
2001					
Sales	$12,677	$2,781	$1,084	$1,301	$17,843
Net property	3,179	1,249	411	490	5,329

Visteon's sales by group of similar products is as follows:

(in millions)	2003	2002
Automotive Operations		
Chassis Products & Systems	$ 4,390	$ 4,544
Interior Products & Systems	3,653	3,982
Climate Control Products & Systems	3,848	3,786
Powertrain Products & Systems	3,144	3,320
Electronic Products & Systems	2,091	2,233
Exterior Products & Systems	801	814
Eliminations	(830)	(882)
Total Automotive Operations	17,097	17,797
Glass Operations	563	598
Total Visteon	$17,660	$18,395

18 Summary Quarterly Financial Data (Unaudited)

	2003				2002			
(in millions, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Sales	$4,704	$4,613	$3,884	$4,459	$4,469	$5,039	$4,344	$4,543
Operating income (loss)	(15)	(251)	(257)	(605)	(89)	127	(75)	(44)
Income (loss) before income taxes	(19)	(256)	(264)	(611)	(107)	117	(78)	(49)
Net income (loss)	(15)	(167)	(168)	(863)	(338)	72	(52)	(34)
Earnings (loss) per share	$ (0.12)	$ (1.33)	$ (1.34)	$ (6.87)	$ (2.63)	$ 0.56	$ (0.40)	$ (0.27)

As discussed further in Note 13 of our consolidated financial statements, Visteon recorded pre-tax charges of $31 million, $266 million, $2 million and $450 million in the first quarter, second quarter, third quarter and fourth quarter of 2003, respectively, related to asset impairment charges, exit of the North American seating operations, restructuring and other actions. Results for the fourth quarter of 2003 include income tax expense of $468 million related to recording income tax valuation allowances, which are discussed further in Note 5 of our consolidated financial statements.

As discussed further in Note 13 of our consolidated financial statements, Visteon recorded pre-tax charges of $116 million, $26 million and $81 million in the first quarter, third quarter and fourth quarter of 2002, respectively, related to restructuring actions and the sale of the restraint electronics business. As discussed further in Note 14 of our consolidated financial statements, results for the first quarter of 2002 include an impairment loss on goodwill of $363 million ($265 million after-tax) as a cumulative effect of change in accounting principle.

MANAGEMENT'S FINANCIAL RESPONSIBILITY

Management is responsible for preparing the company's financial statements and other financial information in this report. This responsibility includes maintaining the integrity and objectivity of financial records, and presenting the company's financial statements in conformity with accounting principles generally accepted in the United States of America, which necessarily requires management to make informed judgments and estimates.

The company maintains an internal control structure intended to provide, among other things, reasonable assurance that transactions are executed in accordance with management authorization and properly recorded in all material respects and that company assets are protected against significant misuse or loss. Management believes that the internal control structure meets these objectives. The internal control structure is supported by careful selection and training of qualified personnel, written policies and procedures that communicate details of the internal control structure to the company's worldwide activities and by a staff of internal auditors who employ thorough auditing programs.

The company's financial statements have been audited by PricewaterhouseCoopers LLP, independent auditors. Their audit was conducted in accordance with auditing standards generally accepted in the United States of America which included consideration of the company's internal control structure. The Report of Independent Auditors appears on the next page.

The Board of Directors, acting through its Audit Committee, which is composed solely of independent directors, is responsible for determining that management fulfills its responsibilities in the financial control of operations and the preparation of financial statements. The Audit Committee selects the independent auditors, subject to ratification by the stockholders, and reviews the scope of audits and the accounting principles being applied in financial reporting. It meets regularly with management, internal auditors and the independent auditors. The independent auditors and internal auditors have full and free access to the Audit Committee and meet with it to discuss their work, the company's internal controls and financial reporting matters.

Peter J. Pestillo
Chairman of the Board of Directors
and Chief Executive Officer

Daniel R. Coulson
Executive Vice President and
Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

PRICEWATERHOUSECOOPERS

To the Board of Directors and Stockholders
Visteon Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Visteon Corporation and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 14 to the consolidated financial statements, the Company changed its method of accounting for goodwill resulting from its adoption of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets," effective January 1, 2002.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Detroit, Michigan
January 22, 2004

MARKET FOR VISTEON'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our common stock is listed on the New York Stock Exchange in the United States under the symbol "VC." As of January 30, 2004, Visteon had outstanding 130,469,809 shares of its common stock, $1.00 par value, which were owned by 120,062 stockholders of record. The table below shows the high and low sales prices for our common stock as reported by the New York Stock Exchange, and the dividends we paid per share of common stock for each quarterly period for the last two years.

	2003				2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Common stock price per share								
High	**$7.38**	**$7.25**	**$7.09**	**$10.43**	$16.55	$16.25	$13.58	$8.95
Low	**$5.60**	**$5.96**	**$5.86**	**$ 6.30**	$12.09	$13.64	$ 9.47	$6.57
Dividends per share of common stock	**$0.06**	**$0.06**	**$0.06**	**$ 0.06**	$ 0.06	$ 0.06	$ 0.06	$0.06

CORPORATE INFORMATION

Investor Relations

As a Visteon shareholder, you're invited to take advantage of shareholder services or to request more information about Visteon.

Investor Information

You can contact Visteon's Investor Relations group to order financial documents such as this annual report and the Form 10-K. Call us toll-free at (877) 367-6092. We can be contacted during business hours to answer investment-oriented questions about Visteon.

In addition, you can write us at:
Investor Relations
Visteon Corporation
17000 Rotunda Drive
Dearborn, MI 48120

Or, send us an e-mail at:
vcstock@visteon.com

Shareholder Communications with the Board of Directors

Shareholders interested in communicating directly with a committee chairperson or with the non-management directors *as a group may do so as described* on Visteon's website at www.visteon.com/investors, or by writing to the chairperson or *non-management directors* c/o the Company Secretary, 17000 Rotunda Drive, Dearborn, MI 48120.

Shareholder Account Services

Our transfer agent, The Bank of New York, can help registered shareholders with a variety of shareholder-related services, including:

- Change of address
- Lost stock certificates
- Transfer of stock to another person
- Dividend reinvestment or dividend direct deposit
- Direct stock purchase
- Additional administrative services

You can call our transfer agent at:
(877) 881-5962 (U.S. and Canada), or (610) 382-7833

You can also write them at:
Visteon Shareholder Services
The Bank of New York
P.O. Box 11258
New York, NY 10286-1258

Or, you can e-mail our transfer agent at:
vcshareholders@bankofny.com

The Bank of New York also offers online access to shareholder accounts through the following website:

http://www.stockbny. com

Shareholders can view account balances, transaction and check history, as well as retrieve transfer instructions and other frequently used forms by accessing this website.

Shareholders of record who receive more than one copy of this annual report can contact our transfer agent and arrange to have their accounts consolidated.

Shareholders who own Visteon stock *through a brokerage firm should contact* their broker for account-related requests.

Investor Information On-Line

Anyone with access to the Internet can view this annual report electronically, along with a variety of other financial materials, our current and periodic reports filed with the SEC, our code of business conduct and ethics for directors, officers and employees, our corporate governance guidelines and the charters for each of our Board committees. Please visit: www.visteon.com/investors

Annual Meeting

Visteon shareholders are invited to attend our Annual Meeting, which will be held on Wednesday, May 12, 2004, at 11:00 A.M. EDT at the Hotel du Pont, 11th and Market Streets, Wilmington, Delaware.

Designed by Curran & Connors, Inc. / www.curran-connors.com

OF VISTEON CORPORATION


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Directors:
as of 3/16/04

from top left

1. Peter J. Pestillo
   Chairman of the Board and
   Chief Executive Officer
   Visteon Corporation
2. Marla C. Gottschalk[1,3]
   President and Chief Operating Officer
   Pampered Chef, Inc.
3. William H. Gray, III[2,3]
   President and Chief Executive Officer
   The United Negro College Fund
4. Steven K. Hamp
   President
   The Henry Ford
5. Robert H. Jenkins[1,2]
   Former Chairman and
   Chief Executive Officer
   Sundstrand Corporation

from bottom left

6. Michael F. Johnston
   President and
   Chief Operating Officer
   Visteon Corporation
7. Karl J. Krapek[1,3]
   Former President and
   Chief Operating Officer
   United Technologies Corporation
8. Charles L. Schaffer[1,2]
   Former Chief Operating Officer
   United Parcel Service, Inc.
9. Thomas T. Stallkamp
   Chairman of the Board
   MSX International, Inc.
10. Robert M. Teeter
    President
    Coldwater Corporation

Committee Memberships (1) Audit Committee (2) Organization & Compensation Committee (3) Corporate Governance & Nominating Committee

Officers:
as of 3/16/04

Peter J. Pestillo
Chairman of the Board and Chief Executive Officer

Michael F. Johnston
President and Chief Operating Officer

Daniel R. Coulson
Executive Vice President and Chief Financial Officer

James C. Orchard
Executive Vice President

Anjan Chatterjee
Senior Vice President

Stacy L. Fox
Senior Vice President, General Counsel & Secretary

Robert H. Marcin
Senior Vice President, Corporate Relations

Lorie J. Buckingham
Vice President and Chief Information Officer

Thomas A. Burke
Vice President

David A. Doster
Vice President

Julie A. Fream
Vice President

John F. Kill
Vice President

Peter Look
Vice President and Treasurer

Jonathan K. Maples
Vice President

Glenda J. Minor
Vice President

Heinz Pfannschmidt
Vice President

Philip G. Pfefferle
Vice President

Roseann Stevens
Vice President



www.visteon.com